UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM C UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement
□ Form C-U: Progress Update:
▌ Form C/A: Amendment to Offering Statement:
▌Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. **Name of issuer:** DDGC, LLC

2. **Form:** Limited Liability Company

3. **Jurisdiction of Incorporation/Organization:** South Carolina 4. **Date of organization:** July 25, 2022

5. **Physical address of issuer:** 103 Terrabay, Simpsonville, SC 29681

6. **Website of issuer:** https://www.oconeenational.com/

7. **Is there a co-issuer?** Yes

8. **Name of co-issuer:** DESTINATION DISC GOLF SPV, LLC

9. **Form:** Limited liability company

10. **Jurisdiction of Incorporation/Organization:** South Carolina 11. **Date of organization:** February 22, 2024

12. **Physical address:** 103 Terrabay, Simpsonville, SC 29681

13. **Website:** https://www.oconeenational.com/

14. **Name of intermediary facilitating the offering:** Vicinity, LLC 15. **CIK number of intermediary:** 0001798542 16. **SEC file number of intermediary:** 7-223 17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** 2% of the total amount raised in the form of the securities offered to the public in this offering.

20. **Type of security offered:** Class B Units

21. **Target number of securities to be offered:** 550,000

22. **Price (or method for determining price):** $1.00

23. **Target offering amount:** $550,000

24. **Oversubscriptions accepted:** ■ Yes □ No

25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis □ First-come, first-served basis ■ Other – provide a description: TBD by issuer

26. **Maximum offering amount:** $1,000,000 27. **Deadline to reach the target offering amount:** May 15, 2024 28. **Current number of employees with issuer and co-issuer:** 1

29. **Financial Information:**

| *Issuer* | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| Total Assets: | $649,716* | $528,888 |
| Cash & Cash Equivalents: | $559 | $12,638 |
| Accounts Receivable: | 0 | 0 |
| Short-term Debt: | $82,382* | $12,500 |
| Long-term Debt: | $450,643* | $474,250 |
| Revenues/Sales: | $78,866 | $7,034 |
| Cost of Goods Sold: | $73,490 | 0 |
| Taxes Paid: | 0 | 0 |
| Net Income: | $(25,447) | $(7,962) |

*Note: per GAAP financials, the lease is recorded as a "Lease Liability, Net" in the amount of $451,750, fully offset by a "Right of use asset." See reviewed financials notes for additional information.

| *Co-Issuer* | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| Total Assets: | 0 | 0 |

| | | |
|---|---|---|
| Cash & Cash Equivalents: | 0 | 0 |
| Accounts Receivable: | 0 | 0 |
| Short-term Debt: | $1,000 | 0 |
| Long-term Debt: | 0 | 0 |
| Revenues/Sales: | 0 | 0 |
| Cost of Goods Sold: | 0 | 0 |
| Taxes Paid: | 0 | 0 |
| Net Income: | $(1,000) | 0 |

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:** All US and Canadian states and territories.

| | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $1,000.00 | $60.00 | $940.00 |
| **Aggregate Minimum Offering Amount** | $550,000.00 | $33,000.00 | $517,000.00 |
| **Aggregate Maximum Offering Amount** | $1,000,000.00 | $60,000.00 | $940,000.00 |

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision,**

investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN

AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**SPECIAL NOTICE TO CANADIAN INVESTORS**

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

**NOTICE REGARDING ESCROW FACILITATOR.**

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW **FACILITATOR** SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW **FACILITATOR** MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW **FACILITATOR**'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward-Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove* *incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent.

analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**The Offering**

| | |
|---|---|
| **Minimum amount of Class B Units being offered** | 550,000 |
| **Maximum amount of Class B Units being offered** | 1,000,000 |
| **Purchase price per Class B Unit** | $1.00 |
| **Minimum investment amount per investor** | $1,000.00 |
| **Use of proceeds** | Net proceeds from the issuance of these securities will be used by the Company for construction of the disc golf course, and other site amenities.<br><br>Further details within. |
| **Voting Rights** | Nonvoting. |

# SUMMARY OF THE OPERATING AGREEMENTS

The Class B Units and your investment will be governed by the SPV Company's Operating Agreement. The following is a brief summary of certain provisions of the SPV Company's Operating Agreement and Company's Operating Agreement, as applicable, copies of which are attached as Exhibit A and Exhibit B, respectively. Each prospective Investor, together with the Investor's professional advisors (such as attorneys and accountants), should read this summary and each Operating Agreement before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the applicable Operating Agreement itself. Capitalized terms not defined herein have the meaning ascribed to them in the applicable Operating Agreement.

## Units

The Company is offering Class B Units, which will be uncertificated. The Class B Units are created under and governed by the SPV Company's Operating Agreement. Investors will have the rights provided to holders of the Company's Class B Unitholders. The Class B Units bear a one-to-one relationship with the Company's Class B Units. We request that you please review this Form C, the SPV Company's Operating Agreement attached as Exhibit A, and the Company's Operating Agreement attached as Exhibit B. The Class B Units are nonvoting.

## Subscription Agreement and Counterpart to SPV Company's Operating Agreement

All Investors desiring to invest will need to complete the Subscription Agreement, attached as Exhibit E, and a counterpart signature page to the SPV Company's Operating Agreement, attached as Exhibit F. Subscription Agreements are not binding on the SPV Company until accepted by the SPV Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the SPV Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

## Investment Restrictions

The SPV Company will not invest in any securities other than the Class B Units in the Company.

## Distributions

In the Manager's discretion, the Company may make distributions to Members (the owners of the Company) in amounts necessary to defray the income tax liabilities of the Members attributable to allocations of income and gains from the Company, to the extent that the distributions otherwise received by the Members are insufficient to satisfy such income tax liabilities. To the extent legally permissible, any other property constituting all or any portion of a

Company investment may be distributed to the Members in kind at such time and in such amounts as the Manager shall determine in their sole discretion. Any distributions the SPV Company receives from the Company is expected to be passed to the Investors.

The Manager shall determine when to make distributions. When distributions are made in the Company, they will be made in the following order and priority:

(1) First, to the Class B Unitholders until they have received a 12% non-compounding return on their unreturned capital contributions.

(2) Second, 70% to the Class B Unitholders until they have received distributions equal to their capital contributions and 30% to the Class A Unitholders.

(3) Third, to the Unitholders (i.e., Class A Unitholders and Class B Unitholders) in accordance with their percentage interests.

The SPV Company is expected to pass along distributions to the Investors pro rata in accordance with their respective ownership interests in the SPV Company.


**Investment Incentives**

Alongside equity in The Company, investors may receive additional benefits from their investment contingent on their investment size. A breakdown of the perks associated with investment size tiers can be found below:


**Pickleball Pioneers** – Investment Size $10,000 to $24,999

- Gets Founder's Membership free for 1 year:
    o Free play all year
    o Week ahead reservations
    o 1 guest per week no charge
- Exclusive gear, plaque, and other perks


**Pickleball Cornerstones** - Minimum Investment $25,000

- Gets LIFETIME Founder's Membership:
    o Free play all year
    o Month ahead reservations
    o 2 guests per week no charge
- Cornerstone plaque
- Court naming rights for first 8 qualified investors (names must approved by The Company)

## Management

 In general, the Manager of the Company will have the complete authority and exclusive control to conduct any business on behalf of the Company without the consent of any Member.  The initial Manager of the Company is Destination Disc Golf Manager, LLC (the "Manager").  The Manager is owned solely by James Medders.

The Manager serves as the sole manager of the SPV Company.

The Operating Agreement provides that Bryan Shaupp will have unilateral decision making power as the tenant under the lease, including the ability to cause the Company to exercise its rights as a tenant or the purchase option under the lease.

## Restrictions on Transfer

Except for certain limited permitted transfers, Investors may not pledge, transfer, convey, encumber, assign, sell, or exchange all or any part of their respective Units without the prior written consent of the Company, which will be determined solely by the Company's Manager, both as to the transfer and as to the substitution of the transferee as a Member of the SPV Company. Accordingly, prospective Investors in the SPV Company must be willing to bear the economic risk of an investment in the SPV Company for the period of time stipulated in the withdrawal provisions of the SPV Company's Operating Agreement.  In addition, Reg CF imposes transfer restrictions on Investors during the first year of investment.

## Books and Records

The Company shall maintain its books and records at its principal place of business. The Company shall provide all disclosures and other information required under Regulation CF to the SPV Company to promptly provide such disclosures and other information to the investors in the SPV Company. The SPV Company may not have access to or rights to receive information from the Company other than rights or information incident to its ownership of Units.

## Indemnification of the Manager

In general, the Manager, their affiliates, and their respective officers, directors, members, Manager, partners, shareholders, employees and, as determined by the Manager, consultants or agents (the "*Indemnified Parties*") will not be liable to the Company, the SPV Company, or to the Investors, or any of their affiliates, for any act or omission performed by any of them, unless such act or omission results from the Indemnified Party's grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.  The Company will indemnify, defend, and hold all Indemnified Parties harmless from and against any and all claims, liabilities, costs, and expenses, including legal fees, arising out of or in connection with any action taken or omitted by any Indemnified Party, unless such action or omission results from such Indemnified Party's grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law.

## Dissolution and Winding Up

The SPV Company shall dissolve upon the written consent of the Manager, a liquidation event where 100% of the SPV Company's Units are exchanged for cash, securities in another entity or in kind, or upon the entry of a decree of judicial dissolution pursuant to the South Carolina Limited Liability Company Act.

The occurrence of an event of withdrawal with respect to a Member shall not cause the dissolution of the Company. The bankruptcy, death, dissolution, liquidation, termination, or adjudication of incompetency of a Member of the Company shall not cause the termination or dissolution of the Company and the business of the Company shall continue. The Company will be dissolved only upon the occurrence of any of the following events, unless otherwise provided in the South Carolina Limited Liability Company Act: the Manager chooses to dissolve the Company consistent with the Operating Agreement; at such time that the Company no longer has any Members; the entry of a decree of judicial dissolution  the issuance of a certificate for administrative dissolution under the South Carolina Limited Liability Company Act; or the expiration of the term of the LLC under the Operating Agreement.

Following the dissolution of the Company, in general, all creditors of the Company will be paid first including any Members who are creditors. Once all creditors have been paid, the remaining assets of the Company will be distributed to the Members in accordance with the distribution waterfall set forth above.

## Amendment

In general, the SPV Company's Operating Agreement may be amended upon the affirmative vote or written consent of the Manager and a majority in Interest of the Unitholders.

In general, the Company's Operating Agreement may be amended upon the prior written consent of the Manager and approval by a majority in interest of the Unitholders, provided that such amendment could not reasonably be expected to have a material adverse effect on the Company or any Member, including to the extent necessary to comply with applicable laws or regulations. No amendment may affect the limited liability of any Member or increase a Member's obligation to make a Capital Contribution to the Company.

## Power of Attorney

The SPV Company's Operating Agreement, the terms of which will be adopted by each Investor, contains a power of attorney irrevocably appointing the Company as the attorney-in-fact of each member. The Company's Operating Agreement, the terms of which will be adopted by each Member, including the SPV Company, contains a power of attorney irrevocably appointing the Manager as the attorney-in-fact of each Member to execute, acknowledge, swear to, verify, deliver, file, and publish as required: (1) any agreement, document, or instrument pertaining to the sale, transfer, conveyance, or encumbrance of all or any portion of the assets of the Company in accordance with the terms of the Operating Agreement; (2) any document or instrument that might be required or permitted to be filed under the laws of any state or of the United States, or that the Manager shall deem necessary, desirable, or advisable to file; and (3) all instruments necessary to effect dissolution, termination, and liquidation of the Company and cancellation of the Operating Agreement when otherwise provided in the Operating Agreement.

## New Members

The SPV Company may admit new members, without the consent of existing Investors, with the written consent of the Manager. Additionally, the Manager of the Company may, without the consent of the existing Members of the Company, admit new Members to the Company.

## Repurchase Rights by the Company

In the Manager's discretion, the Company may purchase all, or less than all, of the Units held by the SPV Company and the SPV Company may, as a result, purchase all, or less than all, of the Investors' Units. If the Manager determines to cause the SPV Company to purchase the Units, the Manager will cause the Company to deliver notice to the SPV Company and Investors. Upon the purchase of the Units, the SPV Company shall deliver to each Investor a cash payment determined by the Manager based on the fair market value of the Company for the Units.

### *Additional Transfer Restrictions under Section 227.501 of Regulation Crowdfunding*

In addition to the transfer restrictions set forth in the Operating Agreement, securities issued in this Offering may not be transferred by any purchaser of such securities during the oneyear period beginning when the securities were issued in a transaction exempt from registration pursuant to Regulation Crowdfunding, unless such securities are transferred: (1) To the issuer of the securities; (2) To an accredited investor; (3) As part of an offering registered with the Commission; or (4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### *Risks Associated with Minority Ownership*

The Company has formed a special purpose vehicle, the SPV Company, for Investors in this offering. You are not a direct owner of the Company, but rather you will be an indirect owner of the Company. The Company is entirely controlled by its Manager. The Class B Units are nonvoting. Therefore, you will have no right to control corporate actions, and the Manager will have complete discretion on whether to issue additional interests, repurchase ownership interests, exercise the call right, control a sale, or engage in transactions with affiliates or related parties.

### *Closing and Escrow Process*

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

### *Cancellation of Investment Commitment*

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

### *Early Termination of the Offering Period*

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.

Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

### *Material Changes to the Offering*

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

### Other Matters

*Valuation of the Security in the Future*

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

*Minority Ownership*

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

*Corporate Actions of the Issuer*

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

## *Ownership*

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

| Name | % owned |
|---|---|
| Bryan Schaupp | 45% |
| James Medders | 40% |

## Directors/Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

**Name:** *James Medders*
**Position:** *Manager*
**Dates:** *July 22 - Present*
**Full-time or Part-Time:** *Part-Time*

**Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location):**

Vice President of Finance & Administration for Harper Corporation, Inc- past 3 years

James is a 35-year finance executive in the construction industry. Leveraging nearly four decades of experience, his expertise includes risk management, accounting, finance, audit, tax, business systems, and treasury functions. James currently works as the Vice President of Finance & Administration for Harper Corporation, Inc and has done so for over 8 years.

*Education:*
*Masters of Business Administration - Vanderbilt University - Owen Graduate School of Management*
*Bachelors of Accounting & Business Management - Southern Wesleyan University*

*Name:* Bryan Schaupp
*Position: Principal/Employee*
*Dates: July 22- Present*
*Full-time or Part-Time: Full-time*

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)***

Brian owned and operated a small business until July 22 when he began to devote his full-time efforts to the development of the complex. Bryan designed Grand Central Station Disc Golf Course (GCS) in Central, SC which is 20 minutes from Oconee National. Bryan uses a collaborative approach in his design and several top-level professionals have visited during the design and construction of our course to throw the holes and provide feedback. Bryan also has extensive experience in directing golf tournaments. Over the last 12 years, he has grown an elite disc golf tournament at GCS that needs a true disc golf venue to grow to the next level.

**Capitalization**

The Company has two classes of Units:

| Description | Class A Units | Class B Units |
|---|---|---|
| Who owns them? | Owners prior to this raise | The SPV Company (and thus, indirectly, investors in this raise) |
| Was capital required to be contributed? | Some of the original unitholders received their ownership interests for services rendered. | Yes |

| | | |
|---|---|---|
| Number outstanding if the Company raises Maximum Offering Amount under this Offering | 1,500,000 | 1,000,000 |
| Voting Rights | Yes, but there are only a limited number of items under the Operating Agreement subject to vote | No |
| Right to Vote on the Manager of the Company | Yes | No |
| Subject to Dilution | Yes | Yes |
| Transfer Restrictions | These Units cannot be transferred under the Company's Operating Agreement without consent of the Manager. | These Units cannot be transferred under the Company's Operating Agreement without consent of the Manager. |
| Voting Rights on a Sale Transaction (such as an asset sale, stock sale, or merger) | No.  The Manager has complete discretion. | No.  The Manager has complete discretion. |
| Voting Right to cause Company to Liquidate | The Manager can cause the Company to liquidate. | The Manager can cause the Company to liquidate. |
| Preemptive Rights | No. | No. |
| Information Rights | Yes, but subject to confidentiality | Yes, but subject to confidentiality |
| Repurchase Rights by the Company | No | Yes |

Following is the capitalization table of the Company assuming the Company is successful in raising $1,000,000 in this Offering (our "*2022 Reg CF Round*"), the capitalization table of the Company will look as follows:

| Name: | Number of Class A Units | Number of Class B Units | % of Total Units |
|---|---|---|---|

| | | | |
|---|---|---|---|
| Bryan Craig Schaupp | 675,000 | 0 | ~26.79% |
| James Hardy Medders | 600,000 | 0 | ~23.81% |
| Charlie Lathan | 75,000 | 0 | ~2.98% |
| Benjamin Stiles | 75,000 | 0 | ~2.98% |
| Matthew Gillum | 75,000 | 0 | ~2.98% |
| Destination Disc Golf SPV, LLC | 0 | 1,000,000 | ~39.68% |
| Vicinity, LLC | 0 | 20,000 | ~0.79% |
| **Totals** | 1,500,000 | 1,020,000 | 100.00% |

If we are unsuccessful in raising the full amount in this Offering, then the Units issued to the SPV Company and Vicinity, LLC will be reduced and the percentages will change accordingly.

## *Prior Securities Offerings*

The Company has not conducted any Securities offerings in the past three years.

The Company has the following debts/loans outstanding:

| Type of debt | Loan to Bryan Schaupp | Loan from James Medders |
|---|---|---|
| **Name of creditor** | The Company | James Medders |
| **Amount outstanding** | $24,600 | $2,150 |
| **Interest rate** | 0% | 0% |
| **Describe any collateral or security** | None | None |
| **Maturity date** | None Stated | None Stated |
| **Other material terms** | None | None |

## *Affiliated Party Transactions*

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the Issuer;

2.  any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3.  if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

4.  any immediate family member of any of the foregoing persons.

| Specified Person | Relationship to Issuer | Nature of interest in transaction | Amount of interest |
|---|---|---|---|
| The Medders Family Trust, U/A/D February 28, 2013, trustees James Hardy Medders and spouse (the "Trust") | Trust of a principal of the Manager and owner of more than 20% of the Company | The Company leases land from an LLC owned by the Trust. The LLC has elected to forgo lease payments for two years. | The yearly lease payment is $31,125 per year, with a 2% increase due annually in a lump sum. |
| James Medders | Principal of the Manager / Owner of more than 20% of the Company | James Medders owns an offroad vehicle that is used by the Company. The Company pays the monthly financing charge (or reimburses James Medders for paying it). Eventually, James Medders intends to assign the off-road vehicle to the Company for no consideration. | N/A |
| Bryan Schaupp | Principal of the Owner of more than 20% of the Company | Bryan has provided design services to the Company in the amount of $150,000. He has "contributed" $100,000 of services but he is still owed $50,000 from the Company. | $50,000 |

| | | | $24,600 |
|---|---|---|---|
| Bryan Schaupp | Principal of the Owner of more than 20% of the Company | Bryan has borrowed $24,600 from the Company to cover his personal expenses. There is not a promissory note evidencing the debt, but both parties agree that the debt exists and that Bryan will repay the debt to the Company. There is no interest rate or maturity date. | |
| James Medders | Principal of the Manager / Owner of more than 20% of the Company | James lent the Company $2,150. There is no promissory note evidencing the debt, but the Company owes the amount to James. There is no interest rate or maturity date. | $2,150 |

*Use of Proceeds*

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised:

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.00% | $33,000 | 6.00% | $60,000 |
| Course Completion | 19.09% | $105,000 | 16.29% | $162,900 |
| Pickleball Buildout | 60.90% | $334,940 | 46.50% | $465,000 |
| Food Court | 2.55% | $14,000 | 6.40% | $64,000 |
| Bathroom | 0% | | 7.50% | $75,000 |
| Front Property Work | 7.27% | $40,000 | 10.50% | $105,000 |

| | 3.92% | $21,560 | 6.81% | $68,100 |
|---|---|---|---|---|
| Contingency | | | | |
| **Total** | **100.00%** | **$550,000** | **100.00%** | **$1,000,000** |

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.

The allocation of the use of proceeds among the categories of anticipated expenditures represents the Manager's best estimates based on the current status of the Company's proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions or the completion of less than the total Offering, may cause the Company to modify the above-described allocation of proceeds. The Company's use of proceeds may vary significantly in the event any of the Company's assumptions prove inaccurate. The Manager reserves the right to change the allocation of proceeds from the Offering as unanticipated events or opportunities arise.

**Business Plan Description**

The Company's investment objective is to provide investors with the opportunity to invest in the Company's continued development and improvement of the Oconee National Disc Golf Complex. Oconee National Disc Golf Complex is a low-impact sports facility with plans to offer multiple amenities for both single-day or multi-day customers. With the combination of recreational access and facilities, the Company is aiming to offer the best of professional disc golf with the ubiquitous demand for pickleball. The Company believes its planned food court and pro shop should tie the whole complex together inviting visitors to play, eat, and drink as they soak in the natural beauty of the Upstate.

Oconee National Disc Golf Complex plans to use a portion of the investment funds to complete the design and construction of its course under the management of Bryan Schaupp. Bryan is an experienced disc golf course designer who oversaw the design and construction of Grand Central Station Disc Golf Course (GCS) in Central, SC. Bryan is applying this same eye for course design with an additional decade of experience to build another destination disc golf facility with plans to host up to 10,000 fans. When completed, the Company believes Oconee National Disc Golf Complex should possess three top quality courses capable of attracting interest from recreational and pro players alike. To further elevate the experience for both pros and hobbyists, the Company plans to build an on-site pro shop. The pro shop aims to offer professional quality discs and gear, along with other essentials visitors may need. Alongside the shop, a planned driving range will allow customers to test out any disc before purchasing.

Alongside the disc golf complex, pickleball will play a critical component of the Company's success. The Company plans to develop a 16 court Pickleball facility, which includes 8 covered courts. The 8 covered courts will be built first, allowing the Company to potentially generate revenue off local memberships while increasing the facilities attraction to out of town visitors. The covered courts will set the Oconee pickleball complex apart from those in the surrounding area and allow The Company to draw membership revenue from those in the surrounding communities. Eight non-covered courts will be built as operations stabilize. Improvements to the Food Park areas will also be targeted to improve the overall quality of the customer experience at Oconee National Disc Golf Complex.

The Company may consider building an RV Park in the future to allow visitors to stay on the property.

## FINANCIAL INFORMATION

The reviewed financial statements of the Company are attached as <u>Exhibit D</u>. There have been no material changes to the financial operations of the Company since December 31, 2023, the date of the financial statements.

## Operations

The Company was formed on July 25, 2022. The Company has operated a disc golf course and begun selling memberships. The Company's revenues to date include earned revenue of $78,866 in 2023 from disc golf operations and $7,034 from miscellaneous timber sales in 2022. The cost of earned revenue in 2023 was $73,490 and in 2022 was $0. The general and administrative expenses in 2023 were $30,823 and in 2022 were $14,996. Thus, the Company operated at a net loss of $25,447 in 2023 and $7,962 in 2022. The Company is expected to operate at a loss in 2024 while operations are being constructed, but the Company expects to have a profit in 2025 once the development is complete.

As described above, the Company intends to use the proceeds of this offering to build out its operations. If successful, the Company's expects to have four major sources of expected revenue: (1) pickleball, (2) disc golf use, (3) tournaments. The Company expects that its revenue will be driven mostly by its ability to maintain pickleball memberships while hosting successful disc golf tournaments and sell tickets for those tournaments each year,

## Liquidity and Capital Resources

The reviewed financials display balance sheet activities for the years of 2023 and 2022, including cash and credit balances on cash-like payment platforms at the end of 2023 in the amount of $559 and $12,638 at the end of 2022.

The Company is targeting raising $1,000,000 in this offering. If Reg CF raise does not meet the target capital amount or if there are construction cost overruns, the Company may seek further equity raises or debt financing if the Manager desires to cause the Company to finish the development. As described in the sources and uses, the Company does not have excess cash on hand and will depend upon the Company's operations to fund expenses. If the Company's operations are unsuccessful, the Company may need to raise additional capital to fund expenses. The capital raised in this offering is expected to be spent within 2024 during construction.

**Offering Updates**

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

**Annual Report**

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.


**RISK FACTORS**


*A crowdfunding investment involves substantial risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. An investment in the Units involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this Offering Memorandum before purchasing Units. The risks discussed in this Offering Memorandum can adversely affect our business, operating results, prospects, and financial condition, and cause the value of your investment to decline. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this Offering Memorandum before you decide to purchase any of our Units.*

<u>**Risks Relating to the Business**</u>

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Risks of Outdoor and Physical Activities.***

The Company intends to transform existing real estate into a disc golf course, pickleball courts, and other outdoor venues, which will incorporate the streams, pathways, and landscape. The plan also includes building trails, walkways, and spectator viewing areas as part of the infrastructure of the disc golf course. Customers are expected to walk and hike the trails and walkways to play disc golf and could also access the terrain to enjoy hiking. Physical activity in these outdoor settings includes the inherent risk of injury from accidents or other incidents that could occur while customers are on the premises. Although precautions will be in place, it is possible that customers could suffer injuries and the business could incur liability. If the business incurs significant liability from an injury or other incidents that are not covered by insurance, that could adversely affect the Company's profitability and performance.

***The Company's revenue is dependent upon the growth of disc golf.***

The Company plans to develop disc golf courses as the central aspect of the business. Disc golf is a fast-growing sport in the United States, but the success of the Company will be dependent on the existence of significant and growing interest by people to attend disc golf tournaments as spectators. While the Company has been awarded an officially sanctioned Disc Golf Pro Tour Q series event for 2024 there is no guarantee the Company will continue to be awarded officially sanctioned professional events in future years. If the interest in disc golf were to stop growing or significantly decline, or if the Company is unsuccessful in developing popular professional or amateur golf tournaments, whether sanctioned or not, which draw spectators to the events, the profits of the Company could be significantly impacted.

***The Company's revenue is dependent upon the growth of and continued interest in pickleball.***

The Company also plans to develop a pickleball complex on the real property to provide further entertainment options. Pickleball is a fast-growing sport in the United States, but the success of the Company will be dependent on the increased interest by people to play pickleball and to travel to different areas to play. If the interest in pickleball were to stop growing or significantly decline, the profits of the Company could be significantly impacted.

***Risks associated with food and beverage infrastructure rental.***

The Company anticipates an additional source of revenue from rental of food truck infrastructure developed on the premises. The Company does not currently plan on having a restaurant or operating a food operation itself.

***The Company will be subject to regulation, including, but not limited to, those regulating alcohol.***

The Company may pursue licensing for direct sales of alcohol. Alternatively, the Company may seek to negotiate with certain third parties (alcohol sales companies or "ASCs") to provide sales of alcohol on the premises. In either scenario, there are significant regulations affecting these activities. For discussion of these regulations and associated risks, references to 'the Company' or associated pronouns in the remainder of this paragraph and the following paragraph are intended to mean either the Company's direct activities or the Company's administration of any potential contract relationship with one or more ASCs. The Company intends to conform to all applicable governmental rules and regulations. We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of South Carolina and Greenville. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurant, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and the storage and dispensing of alcoholic beverages. Failure to comply with federal, state or local regulations could cause any licenses we obtain to be revoked and force us to cease the sale of alcohol. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of this aspect of operations or increase the costs associated therewith. We expect alcohol sales to contribute meaningfully to our revenues. If we are unable to obtain any required licenses, revenues and results of operations could be adversely affected.

Additionally, we are also subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We expect to carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and resources away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance or indemnified by ASCs could have a material adverse effect on our business, results of operations or financial condition.

***The Company does not own the real estate.***

The real estate is owned by a limited liability company owned by Medders Family Trust, U/A/D February 28, 2013, trustees James Hardy Medders and spouse. The fact that the property is leased may impact the Company's ability to obtain debt financing for the construction and may impact the Company's ability to sell the disc golf complex at its true fair market value (unless the potential purchaser is able to renegotiate a lease on similar terms). To the extent that the Company needs to renegotiate the lease, the landlord could have significant leverage over the Company as the disc golf course cannot be physically relocated to another location. The Company does, however, have a purchase option to acquire the real estate from the landlord.

The Operating Agreement of the Company gives Bryan Shaupp control over exercising the Company's power and rights as a tenant under the lease, even with respect to the purchase option. As such, Bryan Shaupp will have the discretion to determine whether the Company should exercise the purchase option on the land. The Manager and Bryan Shaupp intend to coordinate how to spend the Company's cash, but there could be a situation where the Manager and Bryan Shaupp disagree on whether the business should exercise the purchase option or not, which could result in a lack of coordination on how to spend the Company's cash.

### *Costs of Real Estate Development.*

The Company plans to make significant upgrades to the real estate property to develop the disc golf course, pickleball complex, food court, pro shop and to make the property an attractive venue for rental activities. The costs associated with the equipment and supplies necessary to make upgrades to real estate are variable, and if the costs are higher than anticipated, it could negatively impact the ability of the Company to implement its plans. If the Company is forced to spend more on development or unable to fully implement the plan due to costs, it could negatively impact the Company's profits.

### *There may be construction cost overruns and delays.*

The estimated construction costs are based on the Manager's current estimates. The Manager's current estimates are, in turn, based on certain assumptions, including, but not limited to, the assumption that this Offering is successfully and timely consummated and that this Offering is fully funded.

The plans and specifications for the construction and development are only preliminary at this point and the cost of construction and development have not been finalized, as final bids have not yet been received and the construction contracts have not been finally awarded. Until that time, the amount for construction is only our current best estimate of costs. Even assuming the estimate is correct for purposes of finalizing a construction contract, construction cost overruns may occur for a variety of reasons, including, but not limited to, the following:

- There may be delays in the consummation of this Offering.
- There may be delays in obtaining any necessary materials, labor, furniture, equipment, or inventory for the completion of the construction and development.
- Construction delays and cost overruns may also occur due to unanticipated environmental, soil, or other conditions impacting the property, labor disputes, supplies shortages, transportation difficulties, earthquakes, or other natural disasters or other events affecting the site or the region generally.

### *Local Market Conditions.*

The Company's business plan relies on the performance of certain specific local markets. The performance of these markets will depend, in part, upon events and factors outside the control of the Company, including, without limitation, local market and economic conditions which may significantly affect customers' income. The risks that may further affect conditions in these geographic areas include (i) the local economic climate (which may be adversely affected by industry slowdowns, decreases in government spending, and other factors); (ii) downturns in the economy; (iii) the local real estate conditions (such as an oversupply of properties); or (iv) an adverse change in local governmental procedures.

*Uninsured Losses; Excessively Expensive Premiums for Insurance.*

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums the borrower pays for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that property owners purchase coverage against terrorism as a condition of providing mortgage loans. Such insurance policies may not be available at reasonable cost, if at all, which could inhibit the value of the Company's investments.

*Costs of Complying with Governmental Laws and Regulations.*

Real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to, among other things, environmental protection, human health and safety, and access by persons with disabilities. The Company could be subject to liability in the form of fines or damages for noncompliance with these laws and regulations, even if the Company did not cause the events(s) resulting in liability.

*Environmental Laws Generally.*

Environmental laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the acts causing the contamination were legal, whether the contamination was present prior to a purchaser's acquisition of a property, and whether an owner knew of such contamination. These laws and regulations, as well as any liabilities therefrom, could impact the value of the Company's investments.

*The Company's property or a portion of the property could become subject to an eminent domain or a condemnation action.*

Such an action could have a material adverse effect on the Company and therefore the Investors' investments.

***Impact of COVID-19.***

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("***COVID-19***"), which the World Health Organization declared a "Public Health Emergency of International Concern" and which continues to spread throughout the world. The outbreak of COVID-19 has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in certain equity and debt markets. The global impact of the outbreak continues to evolve, and has prompted precautionary and defensive government-imposed closures and restrictions on certain travel and business activities, including the institution of quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Such measures—as well as the actual and threatened spread of COVID-19 globally—have had, and may continue to have, material adverse effects on the global economy, and the extent to which the spread of COVID-19 continues and/or re-appears could adversely impact the Company's performance. Specifically, the Company plans to use the property as a venue for concerts, weddings, or other events, as well as a restaurant, all of which may be negatively impacted by restrictions related to COVID-19.

***War in Ukraine and Israel/Gaza Strip.***

On February 24, 2022, Russian troops began a full-scale invasion of Ukraine and, as of the date of this Memorandum, the countries remain in active armed conflict. Around the same time, the United States, the United Kingdom, the European Union, and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russia-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel's southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets, followed by extensive rocket attacks on the Israeli population and industrial centers located along the Israeli border with the Gaza Strip. These attacks have resulted in thousands of deaths and injuries. Shortly following the attack, Israel declared war against Hamas and continues to conduct extensive military operations in the Gaza Strip. The intensity and duration of the war against Hamas, and the economic implications on the worldwide and regional economy are difficult to predict.

The ongoing conflicts and the rapidly evolving measures in response could be expected to have a negative impact on the economy and business activity globally and therefore could adversely affect the performance of the Company's investments. The severity and duration of the conflicts and their impact on global economic and market conditions are impossible to predict, and as a result, could present material uncertainty and risk with respect to the Company and the performance of its investments and operations, and the ability of the Company to achieve its investment objectives.

***Operating Deficits.***

The expenses of operating the Company (including, without limitation, the reimbursement of the organizational costs) may exceed its income, thereby requiring that the difference be paid out of the Company's capital, reducing the Company's investments and potential for profitability.

***The Company's business plan is speculative.***

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties, including, not limited to, the Company's ability to acquire the adjoining parcel. There is no assurance that the Company will generate significant revenues or profits. An investment in the SPV Company and thus the Company is speculative and there is no assurance that Investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the SPV Company and thus the Company, including the risk of losing their entire investment.

***The Company may need to incur debt to execute its business plan.***

The Company may need to incur debt (including secured debt) in the future to execute its business plan. If the Company is unsuccessful in securing such debt, the Company could be unable to execute all of its phases and this could adversely affect the financial results of the Company. Additionally, complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. It is expected that the Company will conduct future offerings, which will dilute the SPV Company's ownership percentage in the Company and thus your indirect ownership percentage. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan and continue to grow.

***We have not prepared any audited financial statements.***

The financial statements attached as Exhibit D have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization, assets, or liabilities on which to make your investment decision.

## Risks Relating to the Units

***Your investment is in a special purpose vehicle and you are not a direct owner of the Company.***

The Company has formed a special purpose vehicle, the SPV Company, for Investors in this offering. You are not a direct owner of the Company, but rather you will be an indirect owner of the Company.

***The Class B Units held by the SPV Company do not have any voting rights.***

The Company is entirely controlled by its Manager and the Class A Unitholders.

***The Units will not be freely tradable under the Securities Act until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the SPV Company's Operating Agreement.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that he or she is purchasing the Units for their own account, for investment purposes, and not with a view to resale or distribution thereof.

In addition to the restrictions on transferability under the securities laws, the SPV Company's Operating Agreement generally prohibits transfers without the consent of the SPV Company's Manager.

***We have arbitrarily set the price of Units.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Units with reference to the general status of the securities market and other relevant factors. The offering price for the Units should not be considered an indication of the actual value of the Units and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Units can be resold at the Offering price or at any other price.

***Units may be significantly diluted as a consequence of subsequent equity financings.***

The Company's Units, including the Units offered hereby, will be subject to dilution. The Company could issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time; as a consequence, holders of Units could be subject to dilution in an unpredictable amount. Such dilution may reduce the SPV Company's ownership in the Company and thus the Investor's indirect ownership interests in the Company.

Any amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to existing owners, including the SPV Company and the holders of the Units. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company.    There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source.  Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Units.

***The federal income tax aspects of an investment in the SPV Company and the Company are complex and their impact may vary depending on an Investor's individual circumstances.***

Prospective Investors should consider the following tax risks, among others:

- The amount and times of any distributions from the Company will be determined by the Manager in their sole discretion.  Whether or not distributions are made, Investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Company's and the SPV Company's taxable income and will have to pay applicable taxes from other sources.  If the Manager elects not to make distributions to the Investors to pay their tax liabilities, Investors will have to fund the payment of their tax liabilities from other sources.
- Any net losses of the Company and thus the SPV Company, and any interest expenses on any debt incurred by an Investor to acquire or carry an ownership interest in the SPV Company, are likely to be subject to the limitations on deduction of passive activity losses.
- The IRS may challenge the Company's or the SPV Company's allocation and/or characterization of income, gain, loss, deduction, and credit.
- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.
- Income allocated by the Company or the SPV Company to retirement plans and accounts or other tax-exempt Investors may be taxable to them as unrelated business taxable income.
- The Company or the SPV Company may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed on audit.
- The IRS may challenge reporting positions taken by the Company or the SPV Company on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.
- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

The Company and the SPV Company do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Company or the SPV Company intend to seek any opinion of counsel regarding the tax aspects associated with the Company's or the SPV Company's operations or the potential tax impact of an investment in the Company or the SPV Company. Each prospective Investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the SPV Company, with specific reference to such prospective Investor's own tax situation.

***Reliance on Manager***.

All decisions concerning the management of the Company will be made by the Manager. Investors have no right or power to take part in the management of the Company. Accordingly, no person should purchase Units unless he or she is willing to entrust all aspects of the management of the Company to the Manager. In particular, all policies of the Company, including its distributions and operating policies, are determined by the Manager. These policies may be changed from time to time at the discretion of the Manager without a vote of the Investors. Any such changes could be detrimental to the value of the Company.

The Manager is owned and controlled entirely by James Medders. The Company's success depends upon the continuing, effective performance of James Medders controlling the Manager entity. There can be no assurance that James Medders will continue to be able to carry on his current duties. Although James Medders intends to devote time to the Company, he has substantial responsibilities outside of the management of the Company.

The Company's success depends upon the continuing, effective performance of Bryan Schaupp, as well as the Manager's decision to continue to retain Bryan. Bryan is critical to the operations of the Company and any changes to his performance or status could have negative consequences on the performance of the Company. There can be no assurance that Bryan Schaupp will continue to be able to carry on his current duties.

### *Absence of Recourse Against and Indemnification of Manager*.

The Company's Operating Agreement provides that the Manager shall be indemnified against and shall not be liable for any loss or liability incurred in connection with the affairs of the Company, so long as such loss or liability arose from acts not involving gross negligence, willful malfeasance, or a material violation of law. As a result, Investors may have a more limited right of action in certain cases than they would in the absence of these provisions in the Company's Operating Agreement.

### *Conflicts of Interest*.

The Company is subject to a number of actual and potential conflicts of interest as set forth below:

(a)     The other activities of the Manager may create conflicts of interest with the Company with respect to the time devoted to managing the Company. The Manager will devote such time to manage the Company as they, in their sole discretion, deem necessary. Further, the Manager's judgment may be affected by additional conflicts of interest. The Manager will attempt to resolve all such conflicts in a manner that is fair to all interests.

(b)     The Manager may cause the Company to enter into transactions with persons affiliated with the Company.

(c)     Investors have not been represented by separate counsel, accountants, or other experts in connection with the formation of the Company, the drafting of the Operating Agreements, or the offering of the Units. Counsel has relied upon certain information furnished to it by the Company, the Manager and their affiliates and has not investigated or verified the accuracy or completeness of such information.  Certain of the attorneys and other professionals and experts who perform services for the Company and Manager also may perform services for its affiliates.  There is no present plan to employ separate counsel or other advisers in the future.

## CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

### General

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the SPV Company.  Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (e.g., estate and gift tax), or any state, local, or foreign tax laws.  This discussion does not address all of the U.S. federal income tax consequences to the Investors of an investment in the SPV Company and does not address any of the state, local, or foreign tax consequences of such an investment to any Investor.  This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "*Code*"), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations.  Any such change may be applied retroactively in a manner that could adversely affect an Investor and the continued validity of this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an Investor in light of such Investor's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to an Investor because such Investor is subject to special rules, including, but not limited to, rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers, and traders in securities that elect to mark their securities portfolios to market.  This discussion applies only to Investors who hold their investment in the SPV Company as a "capital asset" within the meaning of Section 1221 of the Code.  This discussion does not address the tax consequences of investing in the SPV Company through a partnership or any other passthrough entity for U.S. federal income tax purposes.  This summary does not in any way either bind the Internal Revenue Service (the "*IRS*") or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS; any other federal, state, or local agency; or the courts.  The Company and the SPV Company have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein.  Each prospective Investor is urged to consult its own tax advisor with respect to the federal, state, local, and foreign tax consequences of the purchase, ownership, and disposition of an investment in the SPV Company and thus the Company.

### Company Status

The SPV Company and the Company each intend to be treated as a partnership for U.S. federal income tax purposes.  No assurance can be given that the IRS will concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The Manager intends to operate the SPV Company and the Company so it will not be treated as a publicly traded partnership. The SPV Company intends to obtain and rely on appropriate representations and undertakings from each Investor and covenants in the operating agreement in order to avoid being treated as a publicly traded partnership.

If the SPV Company or the Company were classified as a corporation, it would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Investors would be substantially less than if the SPV Company and the Company were classified as a partnership for U.S. federal income tax purposes. Moreover, any distributions by the Company to the SPV Company and by the SPV Company to an Investor generally would be taxable to that Investor as a dividend.

The following discussion assumes that the SPV Company and the Company will each be treated as a partnership for U.S. federal income tax purposes.

**Income Taxation of the Company, the SPV Company, and Investors**

The Company and the SPV Company will not pay U.S. federal income taxes, but each Investor will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of the Company (which may include the income and other tax items of any partnerships or limited liability companies in which the Company invests). The distributive share of a tax-exempt Investor may be treated as unrelated business taxable income ("*UBTI*") under Section 512 of the Code. See "Tax-Exempt Investors" below. It is possible that the Investors could incur income tax liabilities without receiving from the Company sufficient distributions to defray such tax liabilities. The Company's and the SPV Company's taxable year will be the calendar year, or such other year as required by the Code.

IRS regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the regulations.

**Company Distributions**

Cash distributions from the SPV Company to Investors are generally not taxable, to the extent the distribution does not exceed an Investor's adjusted basis. Instead, an Investor's adjusted basis in its Units will generally be reduced by the amount of such distribution. However, to the extent such distributions exceed the adjusted basis of an Investor's Units, the distribution will be treated as gain from a sale or exchange of the Investor's Units. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of an Investor's Units by the amount of the SPV Company's adjusted basis in such property immediately before its distribution.

**Basis**

An Investor's basis of its Units is important in determining (i) the amount of gain it will realize on the sale or other disposition of the Interest; (ii) the amount of non-taxable distributions (including any decrease in the Investor's share of the SPV Company's liabilities in the Company) that it may receive from the SPV Company; and (iii) its ability to utilize its distributive share of any tax loss of the SPV Company. An Investor's initial tax basis of its Units in the Company will equal its cost for the Units (which, to the extent that the Investor contributes property other than cash, will generally be limited to the Investor's basis in the contributed property) plus its share of the Company's liabilities at the time of purchase.

An Investor's tax basis of its Units will be (i) increased by its allocable share of the SPV Company's taxable income and gain and any additional contributions by the Investor to the SPV Company and (ii) decreased (but not below zero) by its allocable share of the SPV Company's tax deductions and losses and any distributions by the SPV Company to the Investor. For this purpose, an increase in an Investor's share of the SPV Company's liabilities will be treated as a contribution by the Investor to the SPV Company and a decrease in that share will be treated as a distribution by the SPV Company to the Investor.

**Allocations of Income, Gain, Loss, Deductions, and Credits**

Each Operating Agreement will contain provisions intended to comply substantially with IRS regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for tax purposes. However, those regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, deduction, loss, and credit for tax purposes made pursuant to the operating agreement, if reviewed. Even if the IRS were to review the Company's or the SPV Company's allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)." The allocations under the operating agreement should in most cases be substantially identical to each "partner's interest in the partnership."

**Deductibility of Expenditures; Limitations on Losses**

Except as described in the following paragraph, interest on any amount borrowed by an Investor (other than a corporation) to purchase Units (or fund a Capital Contribution to the SPV Company that is allocable to non-pass-through investment) generally will be "investment interest," subject to a limitation on deductibility pursuant to Section 163(d) of the Code. In general, investment interest will be deductible only to the extent of the taxpayer's "net investment income." For this purpose, "net investment income" will generally include net income from the Company or the SPV Company and other income from property held for investment (other than income treated as passive business income). However, qualified dividend income, as defined under Section 1(h)(11)(B) of the Code, and long-term capital gain are excluded from the definition of net investment income unless the taxpayer makes a special election to treat such qualified dividend income or capital gain as investment income. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer has sufficient investment income.

Interest on any amount borrowed by an Investor to make a Capital Contribution to the SPV Company, which amount is allocable to an investment entity that is a partnership or limited liability company engaged in business, will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Investors are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "2017 Tax Act"), under Section 67 of the Code, non-corporate taxpayers could deduct certain miscellaneous expenses (e.g., investment advisory fees, tax preparation fees, unreimbursed employee expenses, and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, 2% of the taxpayer's adjusted gross income. Under the 2017 Tax Act, this deduction is eliminated for tax years beginning in 2018 through 2025. Accordingly, an Investor who is an individual will not be permitted to deduct his share of Company expenses that are treated as miscellaneous itemized deductions.

Under Section 469 of the Code, non-corporate Investors (and certain closely-held C corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (e.g., interest, dividends, capital gains from investments, royalties). The SPV Company's distributive share of income or losses from certain partnerships or limited liability companies engaged in business, and the portion of the SPV Company expenses allocable to the SPV Company's investment in such entities, generally will be treated as passive activity income or losses. Accordingly, an Investor will be subject to the passive activity loss limitations on the use of any such allocable losses and allocable SPV Company expenses. An Investor generally will not be able to use passive activity losses to offset portfolio income (e.g., interest, dividends, capital gains from investments, and royalties) from the SPV Company. Certain Investors may also be subject to other limitations on using losses allocated to such Investor by the SPV Company, including, without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Investors should consult with their own tax advisor regarding their ability to deduct losses allocated by the SPV Company based on such Investor's particular circumstances.

**Capital Losses**

The SPV Company may incur capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the Investor's filing status. Excess losses can be carried forward indefinitely.

**Sale or Exchange of Interests**

An Investor generally will recognize gain or loss on the sale or exchange of any Units measured by the difference between the amount realized on the sale or exchange and the Investor's adjusted tax basis in the Units sold. The amount realized will include the Investor's allocable share of certain Company indebtedness, as well as any proceeds from the sale. Thus, an Investor's tax liability upon the sale of any Units may exceed the Investor's cash proceeds from such disposition.

Under Section 741 of the Code, gain or loss recognized by an Investor on the sale or exchange of Units generally will be taxable as long-term capital gain or loss provided that the Investor has a more than one year holding period for its Units, except that the gain will be ordinary income to the extent attributable to the Investor's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of the SPV Company and (ii) certain "inventory items" (as defined in Section 751 of the Code) of the SPV Company.

**Elections**

Section 754 of the Code provides for an election to adjust the basis of SPV Company property upon distributions of SPV Company property to an Investor and transfers of Units (including transfers by reason of death). Such adjustments may be beneficial or detrimental to an Investor, depending upon the Investor's individual circumstances, and could affect an Investor's ability to sell the Interests or the price obtainable therefor. The Manager, in their sole discretion, may cause the Company or the SPV Company to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. All other elections required or permitted to be made by the SPV Company or the Company under the Code will be made by the Manager in their sole discretion.

**Audits and Adjustments to Tax Liability**

The Bipartisan Budget Act of 2015 (the "**Budget Act**"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as the Company or the SPV Company) appoints one person (the "**Partnership Representative**") to act on its behalf in connection with IRS audits and related proceedings. The Partnership Representative's actions, including the Partnership Representative's agreement to adjustments of the Company's or the SPV Company's income in settlement of an IRS audit of the Company, will bind all Investors. Pursuant to the Operating Agreements, the Manager will designate a person to serve as the Partnership Representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the Company's or the SPV Company's income following an IRS audit or judicial proceeding will, absent an election by the Company or the SPV Company to the contrary, have to be paid by the Company or the SPV Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the Company's or the SPV Company's income following an IRS audit or judicial proceeding results in a reduction in

U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Investors based on their interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the Company or the SPV Company to be borne by (or, in the case of a favorable adjustment, to benefit) Investors based on their membership interests in the Company or the SPV Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Investors was different.

The new rules also can cause the Company's or the SPV Company's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Investors would be computed under the prior partnership audit rules (for example, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain Investors). The Budget Act directs the IRS to provide procedures that may allow the Company or the SPV Company, in calculating taxes imposed on the Company or the SPV Company with respect to audit adjustments, to take into account certain applicable lower tax rates and the taxexempt status of certain Investors, which may require Investors to provide certain information to the Company or the SPV Company (possibly including information about the owners of Investors classified as partnerships).

In addition, if elected by the Partnership Representative, alternative procedures may allow the Company to avoid such entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Investors (based on their membership interests in the SPV Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by the SPV Company or the Company in respect of IRS audit adjustments will be borne by the Investors and former Investors, where applicable, pursuant to the terms of each Operating Agreement.

The new partnership audit rules are complex. Investors should discuss with their tax advisors the possible implications of the new rules with respect to an investment in the SPV Company.

**Tax-Exempt Investors**

The Company and thus the SPV Company may generate income that is taxable as UBTI to tax-exempt Investors. Each tax-exempt Investor generally will be subject to U.S. federal income tax on its share of any UBTI earned by the Company. A tax-exempt Investor's distributive share of the Company's income should consist principally of interest, rents, and capital gain from the sale of real estate or partnerships owning real estate- types of income that may be treated as UBTI under Section 514 of the Code because the Company may directly incur debt to make investments or make investments in partnerships and limited liability companies that incur debt to acquire real estate or other assets. In addition, the Company may generate other income that is treated as UBTI or invest in partnerships or limited liabilities companies that generate UBTI.

Also, if a tax-exempt Investor borrows any amount to fund its Contribution, some or all of its distributive share of income from the SPV Company (including interest, rents and capital gains) could be UBTI. Moreover, debt incurred by the Company directly could cause income otherwise not treated as UBTI to be treated as UBTI to a tax-exempt Investor.

Section 514(c)(9) of the Code provides an exemption to the general debt-financed UBTI rule regarding acquisition indebtedness for certain acquisitions of real property by certain tax-exempt organizations through partnerships so long as the partnership complies with the detailed restrictions on tax allocations set forth in the "fractions rule" in the Code and related Treasury regulations. There can be no assurance that the tax allocations made by the Company pursuant to its Operating Agreement would comply with the "fractions rule." Thus, such exception may not apply.

The potential for having income characterized as UBTI may have a significant effect on any investment by a tax-exempt entity in the SPV Company and may make investment in the SPV Company unsuitable for some tax-exempt entities. Tax-exempt Investors should consult their own tax advisors regarding all aspects of UBTI.

**State, Local, and Foreign Taxes**

Prospective Investors should also consider the potential state, local, and foreign tax consequences of an investment in the SPV Company. In addition to being taxed in its own state, locality or country of residence, an Investor and/or the Company or the SPV Company may be subject to tax return filing obligations, withholding obligations and income, franchise and other taxes in jurisdictions in which the Company or the SPV Company operates. Further, the Company may be subject to state and/or local tax.

**Net Investment Income Tax**

Each Investor should consult with their own tax advisors regarding any potential applicability of the 3.8% tax on "net investment income" under Section 1411 of the Code attributable to ownership of an interest in the SPV Company.

**Possible Tax Law Changes**

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Prospective Investors should recognize that the U.S. federal income tax treatment of an investment in the SPV Company may be modified at any time by legislative, judicial, or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

**THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY.  PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY.**

**EXHIBITS**

EXHIBIT A – DDGC, LLC SECOND AMENDED AND RESTATED OPERATING AGREEMENT

EXHIBIT B – DESTINATION DISC GOLF SPV, LLC OPERATING AGREEMENT

EXHIBIT C – SUBSCRIPTION AGREEMENT

EXHIBIT D – TESTING THE WATERS MATERIALS

EXHIBIT E – REVIEWED FINANCIALS

# EXHIBIT A

DDGC, LLC SECOND AMENDED AND RESTATED OPERATING AGREEMENT

**SECOND AMENDED AND RESTATED**
**OPERATING AGREEMENT**

**OF**

**DDGC, LLC**
**a South Carolina limited liability company**

**THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.**

**BINDING ARBITRATION**

This is the first page of the Operating Agreement of DDGC, LLC (the "***Company***"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

> **THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY**.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

**TABLE OF CONTENTS**
**OF THE**
**SECOND AMENDED AND RESTATED**
**OPERATING AGREEMENT**
**OF**
**DDGC, LLC**
**a South Carolina limited liability company**

**PAGE**

**ARTICLE 1 FORMATION**..............................................................................................................**1**

SECTION 1.1    FORMATION; GENERAL TERMS; EFFECTIVE DATE.......................................1
SECTION 1.2    NAME.................................................................................................................1
SECTION 1.3    DESIGNATED OFFICE ......................................................................................2
SECTION 1.4    PURPOSE ...........................................................................................................2
SECTION 1.5    REGISTERED AGENT; REGISTERED OFFICE....................................................2
SECTION 1.6    TERM COMPANY................................................................................................2

**ARTICLE 2 CAPITAL CONTRIBUTIONS; ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS**.............**2**

SECTION 2.1    CAPITAL CONTRIBUTIONS ...............................................................................2
SECTION 2.2    MEMBER AND MANAGER LOANS.....................................................................2
SECTION 2.3    ISSUANCE OF ADDITIONAL INTERESTS............................................................3
SECTION 2.4    NO REQUIRED ADDITIONAL CAPITAL CONTRIBUTIONS; LOANS....................3
SECTION 2.5    MAINTENANCE OF CAPITAL ACCOUNTS; WITHDRAWALS; INTEREST ............3
SECTION 2.6    CLASS OF MEMBERS AND ISSUANCE OF UNITS................................................3

**ARTICLE 3 DISTRIBUTIONS** ....................................................................................................**4**

SECTION 3.1    AMOUNT AND PRIORITY OF DISTRIBUTIONS...................................................4
SECTION 3.2    DISCRETIONARY TAX DISTRIBUTIONS .............................................................4
SECTION 3.3    TAX WITHHOLDING ..........................................................................................4
SECTION 3.4    NONCASH INTERIM AND LIQUIDATING DISTRIBUTIONS..................................5
SECTION 3.5    DISTRIBUTIONS SUBJECT TO SET-OFF .............................................................5

**ARTICLE 4 ALLOCATIONS** .......................................................................................................**5**

SECTION 4.1    PROFITS AND LOSSES........................................................................................5
SECTION 4.2    ALLOCATIONS SAVINGS PROVISION .................................................................5
SECTION 4.3    CODE SECTION 704(C) TAX ALLOCATIONS .....................................................5
SECTION 4.4    MISCELLANEOUS ..............................................................................................6

**ARTICLE 5 MANAGEMENT** ......................................................................................................**6**

SECTION 5.1    MANAGEMENT BY THE MANAGER; DELEGATION OF AUTHORITY ....................6
SECTION 5.2    INVESTMENT OPPORTUNITIES; AFFILIATED TRANSACTIONS ...........................7
SECTION 5.3    BORROWING AND GUARANTEES .......................................................................8
SECTION 5.4    REMOVAL OF THE MANAGER............................................................................9

**ARTICLE 6 EXPENSES** ............................................................................................................**9**

SECTION 6.1    ORGANIZATIONAL EXPENSES ..........................................................................9
SECTION 6.2    COMPENSATION ...............................................................................................9
SECTION 6.3    OPERATING AND COMPANY EXPENSES.............................................................9

**ARTICLE 7 EXCULPATION; INDEMNIFICATION** .......................................................................**10**

SECTION 7.1    EXCULPATION..................................................................................................10
SECTION 7.2    INDEMNIFICATION...........................................................................................10
SECTION 7.3    LIMITATION BY LAW .......................................................................................11

i

SECTION 7.4    EFFECTUATION OF SECTION..................................................................................................11

**ARTICLE 8 MEMBERS; SPECIAL MEMBER PROVISIONS** .........................................................**12**

SECTION 8.1    DUTIES OF MEMBERS.......................................................................................................12
SECTION 8.2    LIMITED LIABILITY OF MEMBERS ...................................................................................12
SECTION 8.3    NO AGENCY AUTHORITY ................................................................................................12
SECTION 8.4    NO VOLUNTARY WITHDRAWAL ......................................................................................12
SECTION 8.5    DECEASED, INCOMPETENT, BANKRUPT OR DISSOLVED MEMBERS ..................................12
SECTION 8.6    NO REQUIRED MEETINGS ...............................................................................................12
SECTION 8.7    MEETINGS OF THE MEMBERS..........................................................................................12
SECTION 8.8    WRITTEN CONSENT TO ACTION IN LIEU OF ACTUAL MEETINGS. ....................................13

**ARTICLE 9 TRANSFER OF INTERESTS** ......................................................................................**13**

SECTION 9.1    IN GENERAL...................................................................................................................13
SECTION 9.2    RIGHTS OF ASSIGNEES ...................................................................................................14
SECTION 9.3    ADMISSION OF ASSIGNEES AS MEMBERS.........................................................................14
SECTION 9.4    DISTRIBUTIONS AND ALLOCATIONS WITH RESPECT TO TRANSFERRED INTERESTS ...................15
SECTION 9.5    SPECIAL RULES .............................................................................................................15
SECTION 9.6    CALL RIGHT ..................................................................................................................16

**ARTICLE 10 DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS**................................**16**

SECTION 10.1    DISSOLUTION EVENTS ....................................................................................................16
SECTION 10.2    WINDING UP ..................................................................................................................16
SECTION 10.3    LIQUIDATING DISTRIBUTIONS.........................................................................................17
SECTION 10.4    NO DEFICIT RESTORATION OBLIGATION .........................................................................17

**ARTICLE 11 BOOKS AND RECORDS; TAX MATTERS**.................................................................**17**

SECTION 11.1    BOOKS AND RECORDS ...................................................................................................17
SECTION 11.2    BANK AND FINANCIAL ACCOUNTS ................................................................................18
SECTION 11.3    FINANCIAL STATEMENTS ...............................................................................................18
SECTION 11.4    TAXABLE YEAR; ACCOUNTING METHODS; ORGANIZATIONAL EXPENSES .........................18
SECTION 11.5    TAX RETURNS AND INFORMATION ..................................................................................18
SECTION 11.6    TAX CLASSIFICATION ....................................................................................................18
SECTION 11.7    TAX ELECTIONS ............................................................................................................19
SECTION 11.8    TAX AUDITS .................................................................................................................19

**ARTICLE 12 AMENDMENTS**....................................................................................................**19**

SECTION 12.1    GENERAL RULE .............................................................................................................19
SECTION 12.2    NOTICE OF AMENDMENTS ..............................................................................................20

**ARTICLE 13 MISCELLANEOUS**................................................................................................**20**

SECTION 13.1    NOTICES .......................................................................................................................20
SECTION 13.2    BINDING EFFECT ...........................................................................................................20
SECTION 13.3    CONSTRUCTION .............................................................................................................20
SECTION 13.4    ENTIRE AGREEMENT; SIDE LETTERS ..............................................................................20
SECTION 13.5    CREDITORS ...................................................................................................................20
SECTION 13.6    ARBITRATION ...............................................................................................................21
SECTION 13.7    HEADINGS ....................................................................................................................21
SECTION 13.8    SEVERABILITY ..............................................................................................................21
SECTION 13.9    ADDITIONAL DOCUMENTS .............................................................................................21
SECTION 13.10    VARIATION OF PRONOUNS .............................................................................................21
SECTION 13.11    GOVERNING LAW; CONSENT TO JURISDICTION ..............................................................21
SECTION 13.12    WAIVER OF ACTION FOR PARTITION...............................................................................21
SECTION 13.13    COUNTERPART EXECUTION ............................................................................................21
SECTION 13.14    POWER OF ATTORNEY ...................................................................................................22
SECTION 13.15    SECURITIES MATTERS....................................................................................................23

SECTION 13.16 COMPANY PROPERTY ...................................................................................................23
SECTION 13.17 TIME OF THE ESSENCE ..............................................................................................23
SECTION 13.18 WAIVERS .....................................................................................................................23
SECTION 13.19 RIGHTS AND REMEDIES CUMULATIVE .......................................................................23
SECTION 13.20 LEGAL REPRESENTATION ..........................................................................................23
SECTION 13.21 EXHIBITS.....................................................................................................................23

**SECOND AMENDED AND RESTATED**
**OPERATING AGREEMENT**
**OF**
**DDGC, LLC**
**a South Carolina limited liability company**

**THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT** (this "***Agreement***") is made and entered into by and among DDGC, LLC and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement.  Unless otherwise indicated, capitalized words and phrases in this Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

## RECITALS

**A.** The Company was formed on July 25, 2022, upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

**B.** The Company is raising capital pursuant to Regulation Crowdfunding and, prior to the Effective Date, the Company was governed pursuant to that certain Amended and Restated Operating Agreement last dated as of March 7, 2024 (the "***Prior Agreement***"); and

**C.** The parties now wish to enter into this Agreement to amend and restate and supersede the Prior Agreement in its entirety and to set forth the terms and conditions of (i) the management of the Company, (ii) the operation of the Company's business and affairs, (iii) the Members of the Company as reflected on the Information Exhibit and (iv) the relative rights, preferences and limitations of the Members.

**NOW, THEREFORE**, in consideration of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree that the Operating Agreement of the Company shall read as follows:

## ARTICLE 1
## FORMATION

**SECTION 1.1** **Formation; General Terms; Effective Date**.  The Company was formed as described in the Recitals.  The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement.  Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern.  This Agreement shall be effective as of May [•], 2024 (the "***Effective Date***").

The Manager shall execute and file on behalf of the Company all other instruments or documents, and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

**SECTION 1.2** **Name**.  The name of the Company shall be DDGC, LLC.  The Manager may amend the Articles at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

**SECTION 1.3** **Designated Office**.  The designated office of the Company shall be 103 Terrabay, Simpsonville, South Carolina 29681, or such other place as the Manager may designate from time to time.

**SECTION 1.4** **Purpose**.  The purpose of the Company shall be (i) to own, develop, operate, and manage a disc golf complex and pickleball club, along with other amenities, located at Seneca Springs Landing Road, Seneca, South Carolina 29678 (the "*Course*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i)-(ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

**SECTION 1.5** **Registered Agent; Registered Office**.  The Company's registered agent and registered office are set forth in the Articles, and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

**SECTION 1.6** **Term Company.**  The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.

## ARTICLE 2
## CAPITAL CONTRIBUTIONS;
## ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

**SECTION 2.1** **Capital Contributions**.  Each Class B Member shall make an initial Capital Contribution at the Closing as provided in such Member's Subscription Agreement. Any Person subscribing to purchase Units in the Company shall pay its entire Capital Commitment upon such subscription to the Company.

**SECTION 2.2** **Member and Manager Loans**.  The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business.  Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member.  Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

**SECTION 2.3**     **Issuance of Additional Interests.**   Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("*Additional Interests*") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement, which shall be deemed for all purposes to constitute an amendment to this Agreement providing for such admission, and any other requirements under this Section 2.3.  The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

**SECTION 2.4**     **No Required Additional Capital Contributions; Loans**.  No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

**SECTION 2.5**     **Maintenance of Capital Accounts; Withdrawals; Interest**.  Individual Capital Accounts shall be maintained for each of the Unitholders.  No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement.  No Unitholder shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account.  Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company.  No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

**SECTION 2.6**     **Class of Members and Issuance of Units**.  There shall be multiple classes of Members.  Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number of Units held by the Member with respect to the Member's Interest.

(a)     Class A Units. Class A Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class A Units.  Class A Units shall have the exclusive power to determine the Managers of the Company and have voting rights and shall have any other rights, privileges and obligations as are specifically provided for in this Agreement for Class A Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units.  Class A Units shall also have financial rights.  For the avoidance of doubt, Class A Units shall confer voting and financial rights on their holders.

(b)     Class B Units.  Class B Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class B Units. Class B Units shall have no ability to determine the Managers of the Company nor to vote on any other matter with respect to the Company's affairs except as expressly provided in this Agreement or required by the Act.  Class B Units shall be nonvoting.  For the avoidance of doubt, Class B Units shall confer financial, but no voting, rights on their holders.

# ARTICLE 3
## DISTRIBUTIONS

**SECTION 3.1** **Amount and Priority of Distributions**. Prior to the dissolution of the Company, Distributable Cash shall be distributed as the Manager shall determine in its sole and absolute discretion in the following order and priority:

(a) First, to the Class B Unitholders in proportion to their Unpaid Preferred Returns until no Class B Unitholders has an Unpaid Preferred Return;

(b) Second, 70% to the Class B Unitholders with Unreturned Capital Contributions in proportion to their Unreturned Capital Contributions and 30% to the Class A Unitholders; and

(c) Third, to the Unitholders (i.e., the Class A and Class B Unitholders) in accordance with their Percentage Interests.

**SECTION 3.2** **Discretionary Tax Distributions**. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders in amounts intended to enable the Unitholders (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

**SECTION 3.3** **Tax Withholding**. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

**SECTION 3.4** **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

**SECTION 3.5** **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.


**ARTICLE 4**
**ALLOCATIONS**


**SECTION 4.1** **Profits and Losses**. For each Fiscal Year of the Company, after adjusting each Unitholder's Capital Account for all Capital Contributions and distributions during such Fiscal Year and all Regulatory Allocations pursuant to **Exhibit D** with respect to such Fiscal Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to **Exhibit D**) shall be allocated to the Unitholders' Capital Accounts in a manner such that, as of the end of such Fiscal Year, the Capital Account of each Unitholder (which may be either a positive or negative balance) shall be equal to the following: (i) the amount which would be distributed to such Unitholder, determined as if the Company were to liquidate and sell all of its assets for cash equal to the Agreed Value thereof, all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the Agreed Value of the assets securing such liability) and the proceeds thereof were distributed pursuant to Section 10.3 hereof, minus (ii) the sum of (A) such Unitholder's share of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(d) and (g)(3)) and Member Nonrecourse Debt Minimum Gain (as determined according to Treasury Regulation Section 1.704 2(i)) and (B) the amount, if any, which such Unitholder is obligated to contribute to the capital of the Company as of the last day of such Fiscal Year.

**SECTION 4.2** **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1. If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

**SECTION 4.3** **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

**SECTION 4.4      Miscellaneous**.

(a)      Allocations Attributable to Particular Periods.  For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder.  Absent such a determination, such items shall be determined on a daily basis.

(b)      Other Items.  Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c)      Tax Consequences; Consistent Reporting.  The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

**ARTICLE 5**
**MANAGEMENT**

**SECTION 5.1      Management by the Manager; Delegation of Authority**.

(a)      General Authority of the Manager.  Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third-parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Interests, the number of Interests to be issued at any particular time, the Capital Contribution or purchase price for any Interests issued, and all other terms and conditions governing the issuance of Interests; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, or any refinance of the Course, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member; provided that any such transaction shall be subject to the other terms, limitations and conditions of this Agreement applicable thereto, including, as applicable, the distribution of the net proceeds thereof in a manner consistent with the requirements of this Agreement.  No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)    Powers.  Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments.  No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)    Management Company.  The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time.  For purposes hereof, the "***Management Company***" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion.  The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

**SECTION 5.2    Investment Opportunities; Affiliated Transactions**.

(a)    General.  Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from engaging in business with, having investment responsibilities for, rendering investment banking, commercial banking or investment or other advisory services to, performing other services for or collecting fees from, any Person.

(b)    Activities of the Manager.  The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)    Transaction with Employee or Other Service Providers.  The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d)    Transactions with Unitholders or Affiliates.  To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e)     Transactions Related to the Lease Agreement. Notwithstanding anything herein to the contrary, the parties agree that Bryan Craig Schaupp ("***Schaupp***"), so long as he remains a Member (if he is no longer a Member, the Members by a majority in Interest shall have the rights set forth in this paragraph (e))) shall have the sole and exclusive authority to negotiate and enforce the Lease Agreement on behalf of the Company. Further, the parties agree that Schaupp shall have the sole and exclusive authority to make all determinations on behalf of the Company with respect to said negotiation or enforcement.

(f)     Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment in, financing, acquisition or disposition of real estate; investment and management counseling; providing commercial real estate brokerage, leasing, management and advisory services; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement, have any right, title or interest in or to any other fund.

(g)     Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the Course.

(h)     Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

**SECTION 5.3**     **Borrowing and Guarantees**.

(a)     Borrowing. The Manager may cause the Company to borrow funds and guarantee obligations in connection with the Course and to borrow funds to pay Company expenses or to provide for interim financing in furtherance of the Company's business, and in connection therewith may obtain one or more credit facilities which may be secured by the Company's assets.

(b)    <u>Guarantees</u>.  A Member or the Manager and their Affiliates may be requested from time to time to guaranty debt of the Company.  If a Member, the Manager or their Affiliates elect to guarantee any such indebtedness, the Company may pay the Person guarantying such debt a market rate fee for providing such guaranty.

**SECTION 5.4**    <u>**Removal of the Manager**</u>.

(a)    <u>General</u>.  A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within ninety (90) days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than fifteen (15) days from the date of notice to the Manager of such removal.  For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company.  For purposes of this Section 5.4, "***Cause***" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)    <u>Liability of a Removed Manager</u>.  Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

(c)    <u>Resignation</u>. A Manager may resign at any time upon giving written notice to the Member.  The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

**ARTICLE 6**
**EXPENSES**

**SECTION 6.1**    <u>**Organizational Expenses**</u>.  The Company shall bear and pay all Organizational Expenses of the Company.  After the Initial Closing, the Company shall reimburse the Manager for any Organizational Expenses paid by the Manager through the Initial Closing.  The term "***Organizational Expenses***" shall refer to all costs and expenses pertaining to the organization and formation of the Company and/or the offering and sale of Units in the Company to the Class B Unitholders, including all legal, accounting, consulting, brokerage and filing fees and expenses, and other expenses incurred by the Company.

**SECTION 6.2**    <u>**Compensation**</u>.  The Manager shall have the discretion to pay itself or its principals reasonable compensation for services rendered to the Company.

**SECTION 6.3**    <u>**Operating and Company Expenses**</u>.

(a)     Operating Expenses.  The Company shall bear and be charged with all operating expenses of the Company.  After the Initial Closing, the Company shall reimburse the Manager (and the Management Company, if one has been designated) for any operating expenses of the Company paid by the Manager (or the Management Company, if one has been designated) through the Initial Closing.

(b)     Manager's Expenses.  The Manager, as applicable, shall pay, without reimbursement by the Company, all of its own ordinary administrative and overhead expenses, including, but not limited to, all costs and expenses on account of rent, salaries, wages, bonuses and other employee benefits.

## ARTICLE 7
## EXCULPATION; INDEMNIFICATION

**SECTION 7.1     Exculpation**.  To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith.  Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company.  In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, thes Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action.  In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

**SECTION 7.2     Indemnification**.

(a)     General. Each Covered Person (each, an "***Indemnitee***") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b)     Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)     Effect of Settlement.  In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)     Reimbursement of Expenses.  The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)     Insurance.  The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability.  Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)     Survival of Protection.  The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that, no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)     Successors.  The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)     Right to Indemnification from Other Sources.  The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3     Limitation by Law.  If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4     Effectuation of Section.  The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

## ARTICLE 8
## MEMBERS; SPECIAL MEMBER PROVISIONS

**SECTION 8.1     Duties of Members**.  Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

**SECTION 8.2     Limited Liability of Members**.  Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

**SECTION 8.3     No Agency Authority**.  Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

**SECTION 8.4     No Voluntary Withdrawal**.  A Member is not entitled to withdraw voluntarily from the Company.

**SECTION 8.5     Deceased, Incompetent, Bankrupt or Dissolved Members**.  Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

**SECTION 8.6     No Required Meetings**. The Members may but shall not be required to hold any annual, periodic or other formal meetings.  Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

**SECTION 8.7     Meetings of the Members**

(a)      Call of Meetings. Meetings of the Members may be called by the Manager or 25% in Interest of the Members by notice to all the other Members.

(b)      Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager.  Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting.  Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)      Waiver of Notice.  Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting).  Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting.  Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d) <u>Record Date</u>. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e) <u>Place of Meetings; costs</u>. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f) <u>Voting</u>. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Class A Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Class A Units. Class B Units shall be nonvoting.

(g) <u>Proxies</u>. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h) <u>Manner of Meetings</u>. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

**SECTION 8.8** **Written Consent to Action in Lieu of Actual Meetings.** Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.


**ARTICLE 9**
**TRANSFER OF INTERESTS**


**SECTION 9.1** **In General**. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole

discretion of the Manager.  Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2     **Rights of Assignees**.  Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement.  Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards.  An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest.  Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest.  A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3     **Admission of Assignees as Members**.  Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager.  In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)     Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b)     Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)     Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

**SECTION 9.4** **Distributions and Allocations With Respect to Transferred Interests**. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

**SECTION 9.5** **Special Rules**.

(a) _Fiduciary Capacity_. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b) _Multiple Ownership_. In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

**SECTION 9.6      Call Right**.

(a)      The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Class B Unitholder's Units in the Company ("*Call Right*").  A Call Right is exercisable by the Manager timely delivering written notice to the Class B Unitholder and the Company.  If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Class B Unitholder's Units at the fair market value of the Units.  The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the Course for fair market value, paid its debts, and liquidated.  The purchase price of any Call Right shall be delivered in cash at closing.

(b)      The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section.  If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract.  In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated.  Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

## ARTICLE 10
## DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

**SECTION 10.1      Dissolution Events**.  The Company shall dissolve only upon the first to occur of any of the following events:

(a)      The expiration of the term of the Company as set forth in its Articles.

(b)      The written consent of the Manager.

(c)      An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)      The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

**SECTION 10.2      Winding Up**.  Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act.  Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution.  The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets.  Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3     **Liquidating Distributions**.  The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a)     First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b)     Next, to the Unitholders and the Manager in the order and priority set forth in Section 3.1.

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4     **No Deficit Restoration Obligation**.  Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

### ARTICLE 11
### BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1     **Books and Records**.  The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2    **Bank and Financial Accounts**.    All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3    **Financial Statements**.

(a)    Quarterly.    Within ninety (90) days after the close of each quarter of the Fiscal Year (other than the last quarter), the Manager shall use commercially reasonable efforts to prepare and deliver to each Member a report comprised of unaudited quarterly financial statements of the Company for such quarter and a summary of all current Company operations, including all acquisitions and dispositions during such quarter.

(b)    Annually.    Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations, including all acquisitions and dispositions during the year, and a copy of the Company's tax return.

SECTION 11.4    **Taxable Year; Accounting Methods; Organizational Expenses**.    The Company shall use the Fiscal Year as its taxable year.  The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law.  The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a 180-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5    **Tax Returns and Information**.    The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6    **Tax Classification**.    The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes.  The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

**SECTION 11.7    Tax Elections**.  Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions.  If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs.  Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

**SECTION 11.8    Tax Audits**.  The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***").  The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law.  The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings.  Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings.  The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company.  If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3.  To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.

**ARTICLE 12**
**AMENDMENTS**

**SECTION 12.1    General Rule**.  The Manager may amend, modify, or waive any provision of this Agreement.  However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members.  No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

**SECTION 12.2    Notice of Amendments**.    The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.

## ARTICLE 13
## MISCELLANEOUS

**SECTION 13.1    Notices**.    Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows:  if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager.  Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

**SECTION 13.2    Binding Effect**.    Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

**SECTION 13.3    Construction**.    Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement.  No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement.  The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another.  References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

**SECTION 13.4    Entire Agreement; Side Letters**.    This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto.  The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("***Side Letters***" and each a "***Side Letter***") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person.  No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter.  Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member.  Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

**SECTION 13.5    Creditors**.    None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

**SECTION 13.6    Arbitration**.    ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED).  ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION.  THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

**SECTION 13.7    Headings**.  Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

**SECTION 13.8    Severability**.  Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

**SECTION 13.9    Additional Documents**.  Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

**SECTION 13.10    Variation of Pronouns**.  All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

**SECTION 13.11    Governing Law; Consent to Jurisdiction**.  The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members.  Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

**SECTION 13.12    Waiver of Action for Partition**.  Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

**SECTION 13.13    Counterpart Execution**.  This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document.  Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature.  All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14    Power of Attorney.  Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)    all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)    all such other instruments, documents and certificates which may from time to time be required by the laws of the State or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)    all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)    any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member.  This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate.  In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section.  Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

**SECTION 13.15** **Securities Matters**. Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

**SECTION 13.16** **Company Property**. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

**SECTION 13.17** **Time of the Essence**. Time is of the essence with respect to each and every term and provision of this Agreement.

**SECTION 13.18** **Waivers**. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

**SECTION 13.19** **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

**SECTION 13.20** **Legal Representation**. Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Nelson Mullins Riley & Scarborough, LLP ("*Counsel*"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

**SECTION 13.21** **Exhibits**. The Exhibits to this Agreement, each of which is incorporated by reference, are:

    **EXHIBIT A:** **Articles of Organization.**
    **EXHIBIT B:** **Information Exhibit.**
    **EXHIBIT C:** **Glossary of Terms.**
    **EXHIBIT D:** **Regulatory Allocations.**

**IN WITNESS WHEREOF**, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

**[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]**

**EXECUTION PAGE**
**TO THE**
**AMENDED AND RESTATED**
**OPERATING AGREEMENT**
**OF**
**DDGC, LLC**
**a South Carolina limited liability company**

**ORIGINAL MEMBERS:**

_____          _____
Date Executed                             BRYAN CRAIG SCHAUPP


_____          _____
Date Executed                             JAMES HARDY MEDDERS


_____          _____
Date Executed                             CHARLIE LATHAN


_____          _____
Date Executed                             BENJAMIN STILES


_____          _____
Date Executed                             MATTHEW GILLUM


**MANAGER:**                              **DESTINATION DISC GOLF MANAGER, LLC, its**
                                          **Manager**

                                          By: _____
_____               James Hardy Medders
Date Executed                             Its:  Manager


**COMPANY:**                              **DDGC, LLC, a South Carolina limited liability company**

                                                  By: DESTINATION DISC GOLF MANAGER, LLC, its
                                                  Manager


                                          By: _____
_____               James Hardy Medders
Date Executed                             Its:  Manager


25

**EXHIBIT A**
**TO THE**
**AMENDED AND RESTATED**
**OPERATING AGREEMENT**
**OF**
**DDGC, LLC**
**a South Carolina limited liability company**

**ARTICLES OF ORGANIZATION**

**[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]**

**EXHIBIT B**
**TO THE**
**SECOND AMENDED AND RESTATED**
**OPERATING AGREEMENT**
**OF**
**DDGC, LLC**
**a South Carolina limited liability company**
**INFORMATION EXHIBIT**

| Member Name and Notice Address | Initial Capital Contribution | | Initial Capital Account | Class A Units | Class B Units | Percentage Interest |
| --- | --- | --- | --- | --- | --- | --- |
| | Cash | Property Agreed Value | | | | |
| Bryan Craig Schaupp 408 Patterson St. Central, SC 29630 | $_____ | $_____ | $_____ | _____ | _____ | 45% |
| James Hardy Medders 103 Terrabay Simpsonville, SC 29681 | $_____ | $_____ | $_____ | _____ | _____ | 40% |
| Charlie Lathan 218 S. Elm St. Pendleton, SC 29670 | $_____ | $_____ | $_____ | _____ | _____ | 5% |
| Benjamin Stiles 112 Silver Maple Ct. Lexington, SC29073 | $_____ | $_____ | $_____ | _____ | _____ | 5% |
| Matthew Gillum 407 W. Sundance Dr. Easley, SC 29642 | $_____ | $_____ | $_____ | _____ | _____ | 5% |

Totals

Manager's Name and
Notice Address

Destination Disc Golf Manager, LLC
103 Terrabay
Simpsonville, SC 29681

**EXHIBIT C
TO THE
SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
DDGC, LLC
a South Carolina limited liability company**


**GLOSSARY OF TERMS**

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.2(a).

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a)      The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b)      The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c)      The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d)    Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

(i)    the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii)    the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

(iii)    the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

(iv)    the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

(v)    the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

(e)    The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)    If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"**Agreement**" shall have have the meaning ascribed to such term in the introduction hereof, as the same may be amended from time to time.

"**Articles**" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"**Business Days**" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"**Capital Account**" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a)     Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, any part of a Default Charge added to the Capital Account of such Person pursuant to Section 2.3(e), and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)     Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, any part of a Default Charge subtracted from the Capital Account of such Person pursuant to Section 2.3(e), and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704- 1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"*Capital Commitment*" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"*Capital Contribution*" shall mean with respect to any Unitholder, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Unitholder.

"*Cause*" shall have the meaning set forth in Section 5.4(a).

"*Class A Members*" shall mean collectively the Members who own Class A Units.  "*Class A Member*" means any one of the Class A Members.

"*Class A Unitholders*" shall mean collectively the Unitholders who own Class A Units.  "*Class A Unitholder*" means any one of the Class A Unitholders.

"*Class A Units*" shall have the meaning set forth in Section 2.6(a).

"*Class B Members*" shall mean collectively the Members who own Class B Units.  "*Class B Member*" means any one of the Class B Members.

"*Class B Unitholders*" shall mean collectively the Unitholders who own Class B Units.  "*Class B Unitholder*" means any one of the Class B Unitholders.

"*Class B Units*" shall have the meaning set forth in Section 2.6(b).

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"**Company**" shall mean DDGC, LLC, a South Carolina limited liability company.

"**Course**" shall have the meaning set forth in Section 1.4.

"**Covered Person**" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.4), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"**Default Rate**" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus 500 basis points, or (b) 18%, but in no event greater than the highest rate allowed by law.

"**Depreciation**" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"**Distributable Cash**" shall mean the gross cash proceeds to the Company from all sources whatsoever (including without limitation operations, Capital Contributions, sales or dispositions of Company property, financings or refinancings of Company assets, including a refinance of the Course, and reserves from prior periods), less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, replacements, and contingencies, all as reasonably determined by the Manager.

"**Effective Date**" shall have the meaning set forth in Section 1.1.

"**Event of Bankruptcy**" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"**Final Closing Date**" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"**Fiscal Year**" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"**Indemnitee**" shall have the meaning set forth in Section 7.2.

"**Initial Closing**" shall mean initial issuance of any Units pursuant to a Subscription Agreement to the Class B Unitholders.

"**Interest**" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Class A Units constituting a majority (or specified percentage) of the Class A Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"**Lease Agreement**" shall mean that certain Lease Agreement dated September 2, 2022, by and between The Medders Family Trust and the Company.

"**Management Company**" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"**Manager**" shall refer collectively to the Persons designated as Manager on the execution page of this Agreement, their successors, and to any other Persons who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"**Members**" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "**Member**" means any one of the Members.

"**Organizational Expenses**" shall have the meaning set forth in Section 6.1.

"**Percentage Interest**" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"**Person**" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"**Preferred Return**" shall mean with respect to the Class B Unitholders a sum equivalent to 12% per annum, for the actual number of days in the period for which the Preferred Return is being determined, multiplied by the average daily balance of such Class B Unitholder's Unreturned Capital Contributions, if any. The Preferred Return shall be cumulative (but not compounding) to the extent not distributed in any given year pursuant to Subsection 3.1(a). The Preferred Return for any Class B Unitholder who contributes at least $10,000 shall begin when the funds are deposited with the escrow agent in connection with the Regulation Crowdfunding Offering; for all other Class B Unitholders, the Preferred Return shall begin with the money is released from escrow to the Company.

"**Prime Rate**" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"*Profits*" **and** "*Losses*" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)        Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)        Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)        If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(d)        Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(e)        To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(f)        Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"*Regulatory Allocations*" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"*Securities Act*" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Side Letters***" shall have the meaning set forth in Section 13.4.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds percent (66.67%) in Interest of the Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"***Treasury Regulations***" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***United States Person***" shall have the meaning given to that term in Code § 7701(a)(30).

"***Unitholder***" shall mean a Person holding Units.

"***Units***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

"***Unpaid Preferred Return***" shall mean with respect to a Class B Unitholder on any date the excess, if any, of (i) the Preferred Return of such Class B Unitholder as of such date, over (ii) the cumulative distributions to such Person pursuant to Section 3.1(a) as of such date. If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Unpaid Preferred Return of the transferor to the extent it relates to the transferred Interest.

"***Unreturned Capital Contribution***" shall mean with respect to a Class B Unitholder on any date the excess, if any, of (i) the Capital Contributions made by such Class B Unitholder as of such date, over (ii) the cumulative distributions to such Class B Unitholder pursuant to Section 3.1(b) as of such date. If after the Effective Date, a Class B Unitholder transfers any portion of its Interest in accordance with the terms of this Agreement, the transferee shall succeed to the Unreturned Capital Contribution of the transferor to the extent it relates to the transferred Interest.

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EXHIBIT D
TO THE
SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
DDGC, LLC
a South Carolina limited liability company

**REGULATORY ALLOCATIONS**

        This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

        (a)     Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

        (i)     "***Company Minimum Gain***" has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

        (ii)     "***Member Nonrecourse Deductions***" shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

        (iii)     "***Member Nonrecourse Debt***" means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

        (iv)     "***Member Nonrecourse Debt Minimum Gain***" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

        (v)     "***Nonrecourse Deductions***" shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to

Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)   "***Nonrecourse Liability***" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)   "***Regulatory Allocations***" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)   Nonrecourse Deductions.   All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c)   Member Nonrecourse Deductions.   All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)   Minimum Gain Chargeback.   If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above.   This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)   Member Nonrecourse Debt Minimum Gain Chargeback.   If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above.   This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   Reallocation of Losses.   Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g)     Qualified Income Offset.  In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h)     Gross Income Allocation.  In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i)     Curative Allocations.  When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j)     Ordering.  The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k)     Waiver of Minimum Gain Chargeback Provisions.  If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4).  The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver.  The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l)     Code Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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# EXHIBIT B

DESTINATION DISC GOLF SPV, LLC OPERATING AGREEMENT

**OPERATING AGREEMENT**

**OF**

**DESTINATION DISC GOLF SPV, LLC**
**a South Carolina limited liability company**

**THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.**

**<u>BINDING ARBITRATION</u>**

This is the first page of the Operating Agreement of Destination Disc Golf SPV, LLC (the "***Company***"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

> **<u>THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY</u>**.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

# TABLE OF CONTENTS
## OF THE
## OPERATING AGREEMENT
### OF
## DESTINATION DISC GOLF SPV, LLC
### a South Carolina limited liability company

**PAGE**

**ARTICLE 1 FORMATION** .......................................................................................................... **1**

    SECTION 1.1      FORMATION; GENERAL TERMS; EFFECTIVE DATE .......................................................1

    SECTION 1.2      NAME ............................................................................................................1

    SECTION 1.3      DESIGNATED OFFICE.......................................................................................1

    SECTION 1.4      PURPOSE .......................................................................................................1

    SECTION 1.5      REGISTERED AGENT; REGISTERED OFFICE .....................................................1

    SECTION 1.6      TERM COMPANY. ..........................................................................................1

**ARTICLE 2 CAPITAL CONTRIBUTIONS; ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS** ............. **2**

    SECTION 2.1      CAPITAL CONTRIBUTIONS ..............................................................................2

    SECTION 2.2      MEMBER AND MANAGER LOANS .....................................................................2

    SECTION 2.3      ISSUANCE OF ADDITIONAL INTERESTS. ...........................................................2

    SECTION 2.4      NO REQUIRED ADDITIONAL CAPITAL CONTRIBUTIONS; LOANS ........................2

    SECTION 2.5      MAINTENANCE OF CAPITAL ACCOUNTS; WITHDRAWALS; INTEREST .................2

    SECTION 2.6      CLASS OF MEMBERS AND UNITS ....................................................................3

**ARTICLE 3 DISTRIBUTIONS** ................................................................................................... **3**

    SECTION 3.1      CASH DISTRIBUTIONS ...................................................................................3

    SECTION 3.2      DISCRETIONARY TAX DISTRIBUTIONS ............................................................3

    SECTION 3.3      TAX WITHHOLDING ......................................................................................3

    SECTION 3.4      NONCASH INTERIM AND LIQUIDATING DISTRIBUTIONS ...................................4

    SECTION 3.5      DISTRIBUTIONS SUBJECT TO SET-OFF ............................................................4

**ARTICLE 4 ALLOCATIONS** ..................................................................................................... **4**

    SECTION 4.1      PROFITS AND LOSSES ...................................................................................4

    SECTION 4.2      ALLOCATIONS SAVINGS PROVISION................................................................4

    SECTION 4.3      CODE SECTION 704(C) TAX ALLOCATIONS ...................................................4

    SECTION 4.4      MISCELLANEOUS .........................................................................................5

**ARTICLE 5 MANAGEMENT** .................................................................................................... **5**

    SECTION 5.1      MANAGEMENT BY THE MANAGER; DELEGATION OF AUTHORITY .....................5

    SECTION 5.2      INVESTMENT OPPORTUNITIES; AFFILIATED TRANSACTIONS .............................6

    SECTION 5.3      RESERVED. ...................................................................................................7

    SECTION 5.4      REMOVAL OF THE MANAGER .........................................................................7

**ARTICLE 6 <u>SPECIAL CROWDFUNDING RULES</u>** ................................................................. **8**

SECTION 6.1      EXPENSES ...............................................................................8

SECTION 6.2      INDEBTEDNESS .........................................................................8

SECTION 6.3      INDIRECT INFORMATION RIGHTS IN THE PORTFOLIO COMPANY; VOTING ...................8

SECTION 6.4      INVESTMENT RESTRICTIONS .......................................................9

SECTION 6.5      OVERRIDE OF INCONSISTENT PROVISIONS. ........................................9

**ARTICLE 7 <u>EXCULPATION; INDEMNIFICATION</u>** ................................................................. **9**

SECTION 7.1      EXCULPATION .........................................................................9

SECTION 7.2  INDEMNIFICATION ....................................................................9

SECTION 7.3  LIMITATION BY LAW ................................................................ 10

SECTION 7.4      EFFECTUATION OF SECTION ...................................................... 10

**ARTICLE 8 <u>MEMBERS; SPECIAL MEMBER PROVISIONS</u>** ......................................... **11**

SECTION 8.1      DUTIES OF MEMBERS ............................................................. 11

SECTION 8.2      LIMITED LIABILITY OF MEMBERS ............................................... 11

SECTION 8.3      NO AGENCY AUTHORITY ......................................................... 11

SECTION 8.4      NO VOLUNTARY WITHDRAWAL ................................................. 11

SECTION 8.5      DECEASED, INCOMPETENT, BANKRUPT OR DISSOLVED MEMBERS ............................. 11

SECTION 8.6      NO REQUIRED MEETINGS ........................................................ 11

SECTION 8.7      MEETINGS OF THE MEMBERS .................................................... 11

SECTION 8.8      WRITTEN CONSENT TO ACTION IN LIEU OF ACTUAL MEETINGS. ............................. 12

**ARTICLE 9 <u>TRANSFER OF INTERESTS</u>** ................................................................. **12**

SECTION 9.1      IN GENERAL .................................................................... 12

SECTION 9.2      RIGHTS OF ASSIGNEES ........................................................... 13

SECTION 9.3      ADMISSION OF ASSIGNEES AS MEMBERS ........................................ 13

SECTION 9.4      DISTRIBUTIONS AND ALLOCATIONS WITH RESPECT TO TRANSFERRED INTERESTS .................... 14

SECTION 9.5      SPECIAL RULES ................................................................. 14

SECTION 9.6      CALL RIGHT .................................................................... 14

**ARTICLE 10 <u>DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS</u>** ............................... **15**

SECTION 10.1    DISSOLUTION EVENTS............................................................ 15

SECTION 10.2    WINDING UP .................................................................... 15

SECTION 10.3    LIQUIDATING DISTRIBUTIONS ................................................... 16

SECTION 10.4    NO DEFICIT RESTORATION OBLIGATION........................................... 16

**ARTICLE 11 <u>BOOKS AND RECORDS; TAX MATTERS</u>**................................................. **16**

SECTION 11.1    BOOKS AND RECORDS ........................................................... 16

SECTION 11.2    BANK AND FINANCIAL ACCOUNTS................................................ 17

SECTION 11.3    FINANCIAL STATEMENTS ........................................................ 17

SECTION 11.4    TAXABLE YEAR; ACCOUNTING METHODS; ORGANIZATIONAL EXPENSES ................... 17

SECTION 11.5    TAX RETURNS AND INFORMATION ....................................................................... 17

SECTION 11.6    TAX CLASSIFICATION ....................................................................................... 17

SECTION 11.7    TAX ELECTIONS ........................................................................................... 17

SECTION 11.8    TAX AUDITS............................................................................................... 17

**ARTICLE 12 <u>AMENDMENTS</u> ................................................................................................. 18**

SECTION 12.1    GENERAL RULE............................................................................................. 18
SECTION 12.2    NOTICE OF AMENDMENTS .................................................................................. 18

**ARTICLE 13 <u>MISCELLANEOUS</u> ............................................................................................. 18**

SECTION 13.1    NOTICES.................................................................................................... 18

SECTION 13.2    BINDING EFFECT .......................................................................................... 19

SECTION 13.3    CONSTRUCTION ........................................................................................... 19

SECTION 13.4    ENTIRE AGREEMENT; SIDE LETTERS...................................................................... 19

SECTION 13.5    CREDITORS ................................................................................................ 19

SECTION 13.6    ARBITRATION ............................................................................................. 19

SECTION 13.7    HEADINGS ................................................................................................. 20

SECTION 13.8    SEVERABILITY ............................................................................................. 20

SECTION 13.9    ADDITIONAL DOCUMENTS ................................................................................. 20

SECTION 13.10 VARIATION OF PRONOUNS ................................................................................... 20
SECTION 13.11 GOVERNING LAW; CONSENT TO JURISDICTION ............................................................. 20
SECTION 13.12 WAIVER OF ACTION FOR PARTITION ........................................................................ 20
SECTION 13.13 COUNTERPART EXECUTION .................................................................................. 20
SECTION 13.14 POWER OF ATTORNEY ....................................................................................... 20
SECTION 13.15 SECURITIES MATTERS ....................................................................................... 21
SECTION 13.16 COMPANY PROPERTY ........................................................................................ 21
SECTION 13.17 TIME OF THE ESSENCE ...................................................................................... 21
SECTION 13.18 WAIVERS .................................................................................................... 22
SECTION 13.19 RIGHTS AND REMEDIES CUMULATIVE ....................................................................... 22
SECTION 13.20 LEGAL REPRESENTATION .................................................................................... 22
SECTION 13.21 EXHIBITS .................................................................................................... 22

**OPERATING AGREEMENT**
**OF**
**DESTINATION DISC GOLF SPV, LLC**
**a South Carolina limited liability company**

**THIS OPERATING AGREEMENT** is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

**ARTICLE 1**
**FORMATION**

**SECTION 1.1 Formation; General Terms; Effective Date**. The Company was formed on February 22, 2024 (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

The Manager shall execute and file on behalf of the Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

**SECTION 1.2 Name**. The name of the Company shall be Destination Disc Golf SPV, LLC. The Manager may amend the Articles at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

**SECTION 1.3 Designated Office**. The designated office of the Company shall be such place as the Manager may designate from time to time.

**SECTION 1.4 Purpose**. The purpose of the Company shall be (i) to invest in Class B units in DDGC, LLC, a South Carolina limited liability company (the "*Portfolio Company*"), via a Regulation Crowdfunding ("*Regulation CF*") offering (the "*Offering*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

**SECTION 1.5 Registered Agent; Registered Office**. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

**SECTION 1.6 <u>Term Company.</u>** The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.


**ARTICLE 2**
**<u>CAPITAL CONTRIBUTIONS; ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS</u>**


**SECTION 2.1 <u>Capital Contributions</u>**. Each Member hereby agrees to make Capital Contributions to the Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the Company shall pay its entire Capital Commitment upon such subscription to the Company set forth in the Member's Subscription Agreement.

**SECTION 2.2 <u>Member and Manager Loans</u>**. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

**SECTION 2.3 <u>Issuance of Additional Interests.</u>** Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("*Additional Interests*") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement and any other requirements under this Section 2.3. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

**SECTION 2.4 <u>No Required Additional Capital Contributions; Loans</u>**. No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

**SECTION 2.5 <u>Maintenance of Capital Accounts; Withdrawals; Interest</u>**. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Unitholder shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

**SECTION 2.6 Class of Members and Units**. There shall be single class of Members. In exchange for its initial Capital Contribution, each Member shall hold an Interest in the Company. Each Member's Interest shall be denominated in Class B Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number of Units held by the Member with respect to the Member's Interest.

(a)     Class B Units. Class B Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class B Units. Class B Units shall have no ability to determine the Manager of the Company nor to vote on any other matter with respect to the Company's affairs except as expressly provided in this Agreement or required by the Act. Class B Units shall be nonvoting. For the avoidance of doubt, Class B Units shall confer financial, but no voting, rights to their holders.

## ARTICLE 3 DISTRIBUTIONS

**SECTION 3.1 Cash Distributions**. Prior to the dissolution of the LLC, Distributable Cash shall be distributed as the Manager shall determine in its sole and absolute discretion in the following order and priority:

(a)     First, to the Class B Unitholders in proportion to their Unpaid Preferred Returns until no
Class B Unitholders has an Unpaid Preferred Return;

(b)     Second, to the Class B Unitholders with Unreturned Capital Contributions in proportion to their Unreturned Capital Contributions; and

(c)     Third, to the Class B Unitholders in accordance with their Percentage Interests.

**SECTION 3.2 Discretionary Tax Distributions**. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended to enable the Unitholders and the Manager (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

**SECTION 3.3 Tax Withholding**. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4 **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.5 **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any pastdue obligation of a Unitholder to the Company.

## ARTICLE 4 ALLOCATIONS

SECTION 4.1 **Profits and Losses**. Except as provided in the Regulatory Allocations Exhibit attached as **Exhibit D** hereto, Profits and Losses for each Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

SECTION 4.2 **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3 **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

**SECTION 4.4**     **Miscellaneous**.

(a)     Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b)     Other Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c)     Tax Consequences; Consistent Reporting. The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

**ARTICLE 5 MANAGEMENT**

**SECTION 5.1**     **Management by the Manager; Delegation of Authority**.

(a)     General Authority of the Manager. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)     Powers.  Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments.  Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Units, the number of Units to be issued at any particular time, the Capital Contribution or purchase price for any Units issued, and all other terms and conditions governing the issuance of Units; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member.  No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)     Management Company.  The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time.  For purposes hereof, the "***Management Company***" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion.  The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

**SECTION 5.2     Investment Opportunities; Affiliated Transactions**.

(a)     General.  Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from starting or creating other Destination Disc Golf venues or other entertainment or hospitality venues.  The Members acknowledge and agree that the Destination Disc Golf brand is owned by the Manager and not by the Company.

(b)     Activities of the Manager.  The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)     Transaction with Employee or Other Service Providers.  The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d)     Transactions with Unitholders or Affiliates.  To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience.  Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e)     Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: the development of other Destination Disc Golf venues and other disc golf or entertainment venues;  sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment in, operation, financing, acquisition or disposition of other disc golf venues; investment and management counseling; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom.  For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement or an investment in the Company, have any right, title or interest in or to any other fund, the development of other Destination Disc Golf Club venues and other disc golf or entertainment venues.

(f)     Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest.  Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the Business.

(g)     Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3     Reserved.

SECTION 5.4     Removal of the Manager.

(a)     General.  Destination Disc Golf Manager, LLC shall have the power to name an Affiliate to serve as the Manager of the Company at any time.  A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal.  For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company.  For purposes of this Section 5.4, "*Cause*" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)     Liability of a Removed Manager.  Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

## ARTICLE 6 SPECIAL CROWDFUNDING RULES

**SECTION 6.1     Expenses**.

(a)     The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "*Company Expenses*"). All Company Expenses shall be reimbursed by the Portfolio Company.

(b)     The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.1 in the event that the Manager pays an obligation that is properly the responsibility of the Company.

**SECTION 6.2 Indebtedness**.  The Company shall not incur indebtedness or guaranty indebtedness of the Portfolio Company.

**SECTION 6.3 Indirect Information Rights in the Portfolio Company; Voting**. Each Member hereby agrees that it shall have no access to or right to request or receive any information from the Portfolio Company as a result of its interest in the Company; provided, however, the Portfolio Company shall provide all disclosures and other information required under Regulation CF to the Company to promptly provide such disclosures and other information to the investors in the Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from the Portfolio Company other than rights or information incident to its ownership of the units in the Portfolio Company. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Company. The Manager shall refer any matter or proposed vote related to the units in the Portfolio Company owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in Interest of the Units.

**SECTION 6.4 Investment Restrictions**. The Company shall not invest in equity securities other than units of the Portfolio Company.

**SECTION 6.5 Override of Inconsistent Provisions.** To the extent any provision in this Article 6 conflicts with any other provision in this Agreement, the provisions of this Article 6 shall override the inconsistent provisions.

## ARTICLE 7 EXCULPATION; INDEMNIFICATION

**SECTION 7.1 Exculpation**. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

**SECTION 7.2    Indemnification**.

(a)    General. Each Covered Person (each, an "***Indemnitee***") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b)     Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)     Effect of Settlement.  In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)     Reimbursement of Expenses.  The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)     Insurance.  The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)     Survival of Protection.  The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)     Successors.  The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)     Right to Indemnification from Other Sources.  The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, bylaw, contract or agreement.

SECTION 7.3 Limitation by Law.  If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

**SECTION 7.4 Effectuation of Section**.  The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

## ARTICLE 8
## MEMBERS; SPECIAL MEMBER PROVISIONS

**SECTION 8.1 Duties of Members**.  Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

**SECTION 8.2 Limited Liability of Members**.  Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

**SECTION 8.3 No Agency Authority**.  Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

**SECTION 8.4 No Voluntary Withdrawal**.  A Member is not entitled to withdraw voluntarily from the Company.

**SECTION 8.5 Deceased, Incompetent, Bankrupt or Dissolved Members**.  Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

**SECTION 8.6 No Required Meetings**. The Members may but shall not be required to hold any annual, periodic or other formal meetings.  Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

**SECTION 8.7 Meetings of the Members**

(a)      Call of Meetings. Meetings of the Members may be called by the Manager or twenty-five (25) percent in Interest of the Members by notice to all the other Members.

(b)      Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager.  Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c) <u>Waiver of Notice</u>. Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d) <u>Record Date</u>. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e) <u>Place of Meetings; costs</u>. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f) <u>Voting</u>. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

(g) <u>Proxies</u>. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h) <u>Manner of Meetings</u>. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

**SECTION 8.8 <u>Written Consent to Action in Lieu of Actual Meetings</u>**. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.

## ARTICLE 9 <u>TRANSFER OF INTERESTS</u>

**SECTION 9.1 <u>In General</u>**. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

**SECTION 9.2 <u>Rights of Assignees</u>**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

**SECTION 9.3 <u>Admission of Assignees as Members</u>**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a) Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

13

(b)     Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)     Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement.  Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

**SECTION 9.4  Distributions and Allocations With Respect to Transferred Interests**.  If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the  transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer.  If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest.  Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

**SECTION 9.5     Special Rules**.

(a)     Fiduciary Capacity.  A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian.  If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b)     Multiple Ownership.  In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

### SECTION 9.6     Call Right.

(a)  The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Unitholder's Units in the Company ("***Call Right***").  A Call Right is exercisable by the Manager timely delivering written notice to the Unitholder and the Company.  If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Unitholder's Units at the fair market value of the Units.  The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the Business, paid its debts and liquidated.  The purchase price of any Call Right shall be delivered in cash at closing.

(b)  The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section.  If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract.  In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated.  Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall
(i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

## ARTICLE 10 DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

**SECTION 10.1 Dissolution Events**.  The Company shall dissolve only upon the first to occur of any of the following events:

(a)  The expiration of the term of the Company as set forth in its Articles.

(b)  The written consent of the Manager.

(c)  An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)  The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

**SECTION 10.2 <u>Winding Up</u>.** Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

**SECTION 10.3 <u>Liquidating Distributions</u>.** The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a) First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b) Next, to the Unitholders in the order and priority set forth in Section 3.1.

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

**SECTION 10.4 <u>No Deficit Restoration Obligation</u>.** Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

# ARTICLE 11 BOOKS AND RECORDS; TAX MATTERS

**SECTION 11.1 Books and Records**.  The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company.  Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records.  Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

**SECTION 11.2 Bank and Financial Accounts**.  All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

**SECTION 11.3 Financial Statements**.  The Company will use commercially reasonable efforts to deliver financial statements it receives from Portfolio Company to the Members.

**SECTION 11.4 Taxable Year; Accounting Methods; Organizational Expenses**.  The Company shall use the Fiscal Year as its taxable year.  The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law.  The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a one hundred and eighty (180)-month period to the extent permitted by Code § 709 for federal income tax purposes.

**SECTION 11.5 Tax Returns and Information**.  The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

**SECTION 11.6 Tax Classification**.  The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes.  The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

**SECTION 11.7 Tax Elections**.  Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions.  If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs.  Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

**SECTION 11.8 Tax Audits**.  The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "*Partnership Representative*").  The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law.  The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings.  Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings.  The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company.  If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3.  To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.

## ARTICLE 12 AMENDMENTS

**SECTION 12.1 General Rule**.  The Manager may amend, modify, or waive any provision of this Agreement.  However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members.  No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members.  Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

**SECTION 12.2 Notice of Amendments**. The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.

## ARTICLE 13 MISCELLANEOUS

**SECTION 13.1 Notices**. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

**SECTION 13.2 Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

**SECTION 13.3 Construction**. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

**SECTION 13.4 Entire Agreement; Side Letters**. This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto. The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("*Side Letters*" and each a "*Side Letter*") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member. Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

**SECTION 13.5 Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

**SECTION 13.6** <u>Arbitration</u>. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

**SECTION 13.7** <u>Headings</u>. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

**SECTION 13.8** <u>Severability</u>. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

**SECTION 13.9** <u>Additional Documents</u>. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

**SECTION 13.10** <u>Variation of Pronouns</u>. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

**SECTION 13.11** <u>Governing Law; Consent to Jurisdiction</u>. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

**SECTION 13.12** <u>Waiver of Action for Partition</u>. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

**SECTION 13.13** <u>Counterpart Execution</u>. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature.  All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

**SECTION 13.14 <u>Power of Attorney</u>**.  Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)      all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)      all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)      all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)      any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member.  This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate.  In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

**SECTION 13.15 Securities Matters**.  Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available.  Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

**SECTION 13.16 Company Property**.  The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

**SECTION 13.17 Time of the Essence**.  Time is of the essence with respect to each and every term and provision of this Agreement.

**SECTION 13.18 Waivers**.  No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

**SECTION 13.19 Rights and Remedies Cumulative**.  The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies.  Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

**SECTION 13.20 Legal Representation**.  Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Nelson Mullins Riley & Scarborough, LLP ("*Counsel*"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

**SECTION 13.21 Exhibits**.  The Exhibits to this Agreement, each of which is incorporated by reference, are:

**EXHIBIT A: Articles of Organization.**
**EXHIBIT B:    Information Exhibit.**
**EXHIBIT C: Glossary of Terms.**
**EXHIBIT D: Regulatory Allocations.**

**IN WITNESS WHEREOF**, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

**[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]**

**EXECUTION PAGE**
**TO THE**
**OPERATING AGREEMENT**
**OF**
**DESTINATION DISC GOLF SPV, LLC**
**a South Carolina limited liability company**


**MANAGER:**

        **DESTINATION DISC GOLF MANAGER, LLC,**
        **a South Carolina limited liability company**

DocuSigned by:

*James Medders*

BEC93412773546B...

_____    By: _____

Date Executed                  Name:     James
Hardy Medders Its:     Manager


**COMPANY:**

        **DESTINATION  DISC  GOLF  SPV,  LLC,**
        **a South Carolina limited liability company**


_____    By:    **DESTINATION DISC GOLF MANAGER, LLC**

Date Executed             a South Carolina limited liability company

    Its:    Manager

DocuSigned by:

*James Medders*

BEC93412773546B...

    By: _____

    Name:  James Hardy Medders
    Its:     Manager

**EXHIBIT A**
**TO THE**
**OPERATING AGREEMENT**
**OF**
**DESTINATION DISC GOLF SPV, LLC**
**a South Carolina limited liability company**


**ARTICLES OF ORGANIZATION**


**[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]**

A-1

**EXHIBIT B**
**TO THE**
**OPERATING AGREEMENT**
**OF**
**DESTINATION DISC GOLF SPV, LLC**
**a South Carolina limited liability company**
**INFORMATION EXHIBIT**

| Member Name and Notice Address | Initial Capital Contributions | | Initial Capital Account | Class B Units | Percentage Interest |
|---|---|---|---|---|---|
| | Cash | Property Agreed Value | | | |
| [Name of Member] [Address of Member] | $_____ | $_____ | $_____ | _____ | _____% |
| [Name of Member] [Address of Member] | $_____ | $_____ | $_____ | _____ | _____% |
| Totals | | | | | |

Manager's Name and
Notice Address

| | $_____ | $_____ | $_____ | _____ | 100.00% |
|---|---|---|---|---|---|

Destination Disc Golf Manager, LLC
103 Terrabay
Simpsonville, SC 29681

# EXHIBIT C
# TO THE
# OPERATING AGREEMENT
# OF
# DESTINATION DISC GOLF SPV, LLC
## a South Carolina limited liability company


## GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.3.

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a) The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b) The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c) The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d)     Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

(i)     the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii)     the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

(iii)     the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

(iv)     the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.7041(b)(2)(iv)(f)(5)(iii) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

(v)     the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.7041(b)(2)(iv)(f)(5)(iv).

(e)     The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)     If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"*Agreement*" shall mean this Operating Agreement as amended from time to time.

"*Articles*" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"*Business*" shall have the meaning set forth in Section 1.4.

"**_Business Days_**" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"**_Capital Account_**" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a) Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b) Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"**_Capital Commitment_**" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"**_Capital Contribution_**" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"**_Cause_**" shall have the meaning set forth in Section 5.4(a).

"**_Class B Members_**" shall mean collectively the Members who own Class B Units. "**_Class B Member_**" means any one of the Class B Members.

"**_Class B Unitholders_**" shall mean collectively the Unitholders who own Class B Units. "**_Class B Unitholder_**" means any one of the Class B Unitholders.

"**_Class B Units_**" shall have the meaning set forth in Section 2.6(a).

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"**Company**" shall mean Destination Disc Golf SPV, LLC, a South Carolina limited liability company.

"**Covered Person**" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"**Default Rate**" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus five hundred (500) basis points, or (b) eighteen (18) percent, but in no event greater than the highest rate allowed by law.

"**Depreciation**" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"**Distributable Cash**" shall mean the gross cash proceeds to the Company from all sources whatsoever (including without limitation operations, Capital Contributions, sales or dispositions of Company property, financings or refinancings of Company assets, including a refinance of the Course, and reserves from prior periods), less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, replacements, and contingencies, all as reasonably determined by the Manager.

"**Effective Date**" shall have the meaning set forth in Section 1.1.

"**Event of Bankruptcy**" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"**Final Closing Date**" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"**Fiscal Year**" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"**Indemnitee**" shall have the meaning set forth in Section 7.2(a).

"***Initial Closing***" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"***Interest***" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act.  With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"***Management Company***" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"***Manager***" shall refer to Destination Disc Golf Manager, LLC, a South Carolina limited liability company, and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"***Members***" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement.  "***Member***" means any one of the Members.

"***Percentage Interest***" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Portfolio Company***" shall have the meaning set forth in Section 1.4.

"***Preferred Return***" shall mean with respect to the Class B Unitholders a sum equivalent to 12% per annum, for the actual number of days in the period for which the Preferred Return is being determined, multiplied by the average daily balance of such Class B Unitholder's Unreturned Capital Contributions, if any.  The Preferred Return shall be cumulative (but not compounding) to the extent not distributed in any given year pursuant to Subsection 3.1(a).

"***Prime Rate***" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks."  If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"***Profits*** " and "***Losses***" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to

Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)        Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)        Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)        If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)        Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)        Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)        To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)        Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"***Regulatory Allocations***" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Side Letters***" shall have the meaning set forth in Section 13.4.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds (66.67) percent in Interest of the Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"***Treasury Regulations***" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***United States Person***" shall have the meaning given to that term in Code § 7701(a)(30).

"***Unitholders***" shall mean Unitholders who subscribed pursuant to a Subscription Agreement and excludes the Manager.

"***Units***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

"***Unpaid Preferred Return***" shall mean with respect to a Class B Unitholder on any date the excess, if any, of (i) the Preferred Return of such Class B Unitholder as of such date, over (ii) the cumulative distributions to such Person pursuant to Section 3.1(a) as of such date. If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Unpaid Preferred Return of the transferor to the extent it relates to the transferred Interest.

"***Unreturned Capital Contribution***" shall mean with respect to a Class B Unitholder on any date the excess, if any, of (i) the Capital Contributions made by such Class B Unitholder as of such date, over (ii) the cumulative distributions to such Class B Unitholder pursuant to Section 3.1(b) as of such date. If after the Effective Date, a Class B Unitholder transfers any portion of its Interest in accordance with the terms of this Agreement, the transferee shall succeed to the Unreturned Capital Contribution of the transferor to the extent it relates to the transferred Interest.

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**EXHIBIT D**
**TO THE**
**OPERATING AGREEMENT**
**OF**
**DESTINATION DISC GOLF SPV, LLC**
**a South Carolina limited liability company**


**REGULATORY ALLOCATIONS**


This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a)     Definitions Applicable to Regulatory Allocations.  For purposes of the Agreement, the following terms shall have the meanings indicated:

(i)     **"*Company Minimum Gain*"** has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d).  In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii)     **"*Member Nonrecourse Deductions*"** shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii)     **"*Member Nonrecourse Debt*"** means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv)     **"*Member Nonrecourse Debt Minimum Gain*"** shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.7042(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v)　　**"*Nonrecourse Deductions*"** shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.7042(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)　　**"*Nonrecourse Liability*"** means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)　　**"*Regulatory Allocations*"** shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)　　<u>Nonrecourse Deductions</u>. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c)　　<u>Member Nonrecourse Deductions</u>. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)　　<u>Minimum Gain Chargeback</u>. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)　　<u>Member Nonrecourse Debt Minimum Gain Chargeback</u>. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)     Reallocation of Losses.  Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year.  In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g)     Qualified Income Offset.  In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h)     Gross Income Allocation.  In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i)     Curative Allocations.  When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j)     Ordering.  The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k)     Waiver of Minimum Gain Chargeback Provisions.  If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4).  The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver.  The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l) <u>Code Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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# EXHIBIT C

SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS.  THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE.  THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Destination Disc Golf Manager, LLC

### Re: Purchase of Units in Destination Disc Golf SPV, LLC

Ladies and Gentlemen:

 The undersigned subscriber (the "*Subscriber*") understands that Destination Disc Golf SPV, LLC a South Carolina limited liability company (the "*SPV Company*") headquartered in Greenville, South Carolina, is offering Units (the "*Units*" and each a "*Unit*").  The SPV Company was formed as a crowdfunding special purpose vehicle by DDGC, LLC, a South Carolina limited liability company ("*DDGC*"), to facilitate its Regulation CF Offering.  All of the proceeds received by the SPV Company in this offering will be invested in DDGC with the goal of developing and operating a disc golf complex with other amenities located in Seneca, South Carolina (the "*Complex*").  The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended, jointly filed by the SPV Company and DDGC with the U.S. Securities and Exchange Commission ("*SEC*") and the offering memorandum, which is included therein (the "*Form C*").  The SPV Company is offering the Units to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "*Portal*").

*To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature.  The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost.  The Subscriber acknowledges that the Subscriber has carefully reviewed the SPV Company's Operating Agreement (the "SPV Company's Operating Agreement"), DDGC's Operating Agreement ("DDGC's Operating Agreement" and together with the "SPV Company's Operating Agreement", the "Operating Agreements"), and the Form C.*

This Subscription Agreement includes the following:

- Annex A   – Federal Income Tax Backup Withholding Form

Based on these premises, the Subscriber hereby confirms its agreement with the SPV Company as follows:

1.  On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the SPV Company and, upon acceptance by the SPV Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the SPV Company agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a price of $1.00 per Unit.

2.  Upon acceptance of this Subscription Agreement by the SPV Company, the Subscriber shall purchase the Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement.

3.  The Subscriber represents, warrants, and agrees as follows:

    (a)     The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C and this Subscription Agreement.  The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the SPV Company.

    (b)     The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

    (c)     The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the SPV Company and DDGC concerning the investment in the Units.  The Subscriber understands and agrees that the SPV Company and DDGC are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Units issued by the SPV Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the SPV Company and DDGC will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the SPV Company or DDGC that the SPV Company or DDGC possesses or can obtain without unreasonable expense.  The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the SPV Company, DDGC, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the SPV Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

    (d)     The Subscriber understands that the Units in the SPV Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The SPV Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)     The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the SPV Company, an exemption therefrom is available.

(f)     The Subscriber has had an opportunity to review the Operating Agreements with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the SPV Company the Subscriber will be bound by the terms and conditions of the SPV Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreements. The Subscriber acknowledges that the relative features of the Units are described in the SPV Company's Operating Agreement and the Units are subject to restrictions as contained in the SPV Company's Operating Agreement.

(g)     The Subscriber confirms that it is not relying and will not rely on any communication of the SPV Company, DDGC, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the SPV Company, DDGC, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the SPV Company, DDGC, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that neither the SPV Company, DDGC, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(h)     The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the SPV Company and DDGC. The Subscriber understands that the SPV Company will be using all of the proceeds of this offering to invest in DDGC with the goal of developing and operating the Complex. The Subscriber understands that DDGC's business plan is subject to change depending on a variety of circumstances, and DDGC may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that DDGC sells additional units or membership interests, the SPV Company's interest in DDGC would then be diluted on a pro rata basis with other members of DDGC, and, consequentially, the Subscriber's indirect ownership percent in DDGC would be subsequently reduced. There can be no assurance that DDGC will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to DDGC.

(i)     The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the SPV Company, resulting in a partial or total loss of the Subscriber's investment in the SPV Company. The Subscriber confirms that no representations or warranties about SPV Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the SPV Company.

(j)     The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the SPV Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the Units.  The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Units. Upon acceptance of this Subscription Agreement by the SPV Company, this Subscription Agreement and the SPV Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.  If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)     The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws.  The Subscriber understands that the SPV Company has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws.  The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding or the SPV Company's Operating Agreement.

4.      The Subscriber acknowledges that the SPV Company and DDGC and their Managers, Members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state.  The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the SPV Company, DDGC, and each of their Managers, Members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement.  All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Units.

5.      This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.  This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument.  This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof.  This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

6.      If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

7.      Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the SPV Company, in writing, of a different address to which such correspondence and notices are to be sent.

8.      The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Units in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the SPV Company and returned to the Subscriber.

[Signature page follows.]

**SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT WITH DESTINATION DISC GOLF SPV, LLC**

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Units as of _____, 2024

_____
Name of Subscriber (Print or Type)

_____
Signature

Number of Units:

_____

Aggregate Purchase Price:

$_____

Address:

_____
_____
_____

Phone Number: _____

Email Address: _____

**AGREED TO AND ACCEPTED on _____, 2024.**

**DESTINATION DISC GOLF SPV, LLC**

By: Destination Disc Golf Manager, LLC, its Manager

5

_____

By: James Medders, Authorized Signatory

**Annex A**

**FEDERAL INCOME TAX BACKUP WITHHOLDING FORM**

In order to prevent the application of federal income tax backup withholding, each subscriber must provide us with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below. Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50.00 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me); and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if, after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

SUBSCRIBER (if an individual):

_____

Signature of Individual Subscriber

_____

Print Name of Subscriber

SSN: _____

**PLEASE SIGN AND RETURN THIS PAGE**

# EXHIBIT D

TESTING THE WATERS MATERIALS





VICINITY

Offers Dashboard SD

# Oconee National Disc Golf Complex

Regulation Crowdfunding

0:00

Goal: Up To
$1,000,000

**Equity Offering**
**$1.5M Pre-money Valuation**

**12% Preferred Return**

INDICATE INTEREST

**Start Date** March 7, 2024

**End Date** May 15, 2024

The Deal | Shop Talk | Local Buzz | Q&A

Complex with on-site RV Park on 90 acres

Investment Summary

♡ INDICATE INTEREST

Our Story

Overview

Investment Summary

## Why fund our local story

➢Oconee National Disc Golf and Pickleball

➤ Located across Lake Hartwell from Clemson University in Seneca, Oconee County, South Carolina

**Plans to develop:**

➤ 30+ slip RV park on-site with goal of yearround revenue generation

➤ 3 high level disc golf courses – 1 worldclass championship / 2 worldclass recreational

➤ 16 court pickleball complex with covered

courts for all weather play

➤ Amenities throughout the complex including food truck park, picnic shelters and tables, play-         grounds, and a stage for concerts or other events.

➤ On-site Pro shop and one-of-a-kind driving range with experienced management

Our People

Documents

Risks

Disclosures

# Overview

# The Opportunity

Oconee National Disc Golf Complex is a low-impact sports facility with plans to offer multiple amenities for both single-day or multi-day customers. With the combination of recreational access and facilities, we're aiming to offer the best of professional disc golf with the ubiquitous demand for pickleball. We believe our planned food court and RV park will tie the whole complex together inviting visitors to stay, play, eat, and drink as they soak in the natural beauty of the Upstate.

## A Growing Sport

Disc Golf has seen tremendous growth over the past 10 years, both as a recreational sport and a professional viewing experience.

In 2016 the sport got a major boost with the creation of the Disc Golf Pro Tour (DGPT). ESPN first broadcasted one of these events with the Pro Tour Championship final round in 2021. The event was the top-rated broadcast on



ESPN2 that day with a .09 rating and 225,000 viewers.

Fans aren't just watching from home though, The Disc Golf Pro Tour now draws thousands of fans to watch professional tournaments in person allowing them to experience the events live.

Interest and investment have grown for both professionals and hobbyists over the past decade. The number of courses has 3Xed with over 1500 locations added in 2022 alone.

Product manufacturers are now aiming to capitalize on the sport's increased participation. Within the last 3 years, multiple professional players have signed million dollar & multi-million dollar sponsorship deals, a monumental swing from the free gear and small-dollar sponsorships that made up the bulk of previous years.

The PDGA (Professional Disc Golf Association) is also working to appeal to this new wave of disc enthusiasts. They are seeking venues where the most talented players can play difficult courses and be seen by large crowds, a near impossibility in existing wooded courses.

With growing popularity and courses popping up around the country,

destination disc travel is becoming the norm. Almost half of disc golf players took a trip specifically for disc golf in 2022.

Our facilities are a direct response to this demand, inviting disc golf enthusiasts from around the country to experience and play world-class events in the foothills of the Blue Ridge Mountains.

## Course Design

Standing up a few disc golf baskets is easy, but designing a world-class playing and viewing experience takes a master blend of art, science, and the perfect topography. The leadership and landscape of Oconee National boasts all three.

Bryan Schaupp is the brains and vision behind Oconee National's unique design. In 2009 after spending years playing disc golf across dozens of courses he got the opportunity to pour his eye for detail and love of the sport into an all-new course.

The result was Grand Central Station Disc Golf Course (GCS) in Central, SC, the topranked course in the state today. The course was ranked as high as 58th in the world and continues to host sold-out pro tournaments with top players from around the world.

Bryan intends to apply this same eye for course design with an additional decade of experience to build another destination disc golf facility that could host up to 10,000 fans.

All three courses will start at the top of a hill, splitting into different directions with a sweeping view of the creek below. The three-course tee will serve as a gathering spot where fans and guests can view all three 1st holes from one spot.



From this starting point, the courses plunge into the forest, charting aquest that will keep even the most proficient pros on their toes. Bryan intends todraw players across the rugged Upstate terrain, with every turn and hillside meticulously thought out, with a goal of creating a compelling disc golf experience.

**Whether it's navigating a mountain stream...**



clearing natural rock features...



or threading the needle through a privet

## tunnel...



the mountainous terrain is both a playground of dynamic holes and a blank slate for Bryan's visionary configurations.



Oconee National situates each series of holes in a way that maximizes both the topography for players and the viewing experience for fans. This construction strategy intends to boosts the course's ticket revenue potential while maintaining the challenge that top pros crave.

## Perks and Experience

While sliding into home plateat Truist Park or playing a round at Augusta might be a pipe dream for most fans, Disc Golf isn't just

a spectator sport. Oconee National will offer fans the incredible opportunity to play the same course as the pros. While the crowds are smaller than other pro sporting events, the incentives to stay, play, eat, and drink plan to create extended opportunities
to provide value and produce revenue for the facility.

To further elevate the experience for both pros and hobbyists, we're planning to construct an on-site pro shop. The pro shop will offer professional quality discs and gear, along with other essentials visitors may need.

Alongside the shop, we're planning to construct a driving range that will allow customers to test out any disc before purchasing.



To give visitors a positive experience we've enlisted a disc golf expert to run our pro shop, Ryan Ulmer. Ryan is the owner of Down South Discs, a well-established and respected shop in South Carolina. Ryan will also be overseeing our tournament hosting, bringing his experience directing 5060 amateur and minor professional events a year.

## More than disc golf

In light of Oconee National's captive audience for our course and tournaments, we're taking advantage of Pickleball's surge in popularity to add additional appeal to our complex with the planned construction of a pickleball facility.



Pickleball has sprung up in many of the surrounding gated communities and parks. However, most of these are either converted tennis courts or crammed wherever space is available. With our blank canvas, we intend to build a far larger facility with 16 courts and ample room for local and professional play. This includes covering half of the courts to enable play in inclement weather, a new offering to the area.

The target for this portion of the property is to be supported by private memberships as we lean into the local communities' desire for privacy and exclusivity. Thanks to a density of nearby neighborhoods, local pickleball clubs, and proximity to Clemson, this facility holds steady revenue potential with few foreseen maintenance costs.

In addition to a base of local memberships, adding variety to the available activities could increase the appeal and length of stay for out-of-town visitors.

## Play meets Stay

Why are we so confident that out-oftowners will stay and play? We're giving them the things they need to do so! While the area is no stranger to RV parks, the existing parks are unable to satisfy the growing demand, often resulting in limited availability and cramped spaces. Not only are we planning to bring needed capacity to the area but our intentional design and wide open landscape should sets us apart. With plans to create a spacious RV Park that contains easy access slips, shape trees, and more space than a typical RV Park, we intend to create an attractive park offering for RV guests.



In addition to enjoying spacious slips, RV visitors will be a short walk from our food court. Here we plan to host four unique food trucks year-round (not just for events.) The food court also offers stationary pods with dessert and beer, giving visitors food and drink options around the clock. We intend to give a bit of both vacation worlds, a stay surrounded by nature but with the perks, activities, and accessibility of staying in a city.

And with our just-outside-town proximity to Clemson and Seneca, our visitors don't have
to come just for disc golf or pickleball. Unlike more mountainous RV parks in the area, being close to town allows us to potentially house visitors for Clemson Football, the professional Rodeo circuit, and the Bass Pro Tour.

While we love crafting incredible experiences, our customers aren't the only ones winning here. The Park is intended to serve as an anchor revenue stream for Oconee National while amplifying the value of the entire complex.

## Traction

While there is much to do, we have made significant progress on the project over the past year. We've achieved three substantial milestones: the clearing and brushing of the property; the design, fairway clearing, and basket placement for the courses; and approval to hold an official PDGA qualifier event.

Tour officials have visited the complex in person, touring the land, walking the hole layouts, and reviewing the surrounding areas for spectators, parking, etc. After experiencing Oconee National, the tour officials described the property as "magical."

We've secured a long-term lease for the property, investing $150K and months of work into transforming the land. This investment has gone into clearing the fairways and building access roads including a stream crossing, and pedestrian bridge.



## Major milestones:

- Received $200K in investment

- Secured favorable 20 yr lease for a sprawling 90 acres

- Sold 65 Memberships (have not opened yet)

- Designed, laid out, and marked course on the land

- Completed rough clearing of fairways and installed baskets

- Brushed out RV area, ready for build

- Designed Pro Shop and Food Court layouts

- Approved to hold a PDGA qualifier event in November

- Secured tournament sponsor including a $50K event purse

## Investment Summary

## Terms

Raise Amount: **Up to $1M**

Investment Type: **Equity**

Valuation: **$1.5M pre-money**

Preferred return: **12%**

Payback**: 70/30 (favoring investors) until**

## 1x, then pro rata

# Use of Funds

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.00% | $33,000 | 6.00% | $60,000 |
| Course Completion | 55.20% | $276,000 | 27.60% | $276,000 |
| RV Park Buildout | 38.80% | $194,000 | 19.40% | $194,000 |
| Pickleball Buildout | 0.00% | - | 29.20% | $292,000 |
| Food Park Buildout | 0.00% | $50,000 | 5.20% | $52,000 |
| Clubhouse Buildout | 0.00% | - | 15.60% | $156,000 |
| **Total** | **100.00%** | **$550,000** | **100.00%** | **$1,000,000** |

# Our People



### Bryan Schaupp, Owner

Bryan designed Grand Central Station Disc Golf Course (GCS) in Central, SC which is 20 minutes from Oconee National. Originally constructed in 2010, GCS was the top-rated course in the state of SC for many years and was ranked as high as 58th in the world. GCS remained in the world's top 100 rankings as late as 2022 even after the construction of many thousands of courses. It remains one of the most popular places to play in the area bringing a couple hundred people a day to play on many weekends. Bryan uses a collaborative approach in his design and several top-level professionals have visited during the design and construction of our championship course to throw the holes and provide feedback. Bryan also has extensive experience in directing golf tournaments. Over the last 12 years, he has grown an elite disc golf tournament at GCS that needs a true disc golf venue to grow to the next level.



### James Medders, Investor & Advisor

James is a 35-year finance executive in the construction industry. Leveraging nearly four decades of experience, his expertise includes risk management, accounting, finance, audit, tax, business systems, and treasury functions.



### Ryan Ulmer, Pro Shop & Tournament Director

Ryan Ulmer owns Down South Discs a well-established Disc Golf

shop and directs 50-60 events a
year (amateur and minor

professional).

## Documents

Destination Disc
Golf SPV
Subscription
Agreement.pdf

 DOWNLOAD

## Risks

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*Risks of Outdoor and Physical Activities.*

The Company intends to transform existing real estate into a disc golf course, RV Park, and other outdoor venues, which will incorporate the streams, pathways, and landscape. The plan also includes building trails, walkways, and spectator viewing areas as part of the infrastructure of the disc golf course. Customers are expected to walk and hike the trails and walkways to play disc golf and could also access the terrain to enjoy hiking. Physical activity in these outdoor settings includes the inherent risk of injury from accidents or other incidents that could occur while customers are on the premises. Although precautions will be in place, it is possible that customers could suffer injuries and the business could incur liability. If the business incurs significant liability from an injury or other incidents that are not covered by insurance, that could adversely affect the Company's profitability and performance.

***The Company's revenue is dependent upon the growth of disc golf.***

The Company plans to develop disc golf courses as the central aspect of the business. Disc golf is a fast-growing sport in the United States, but the success of the Company will be dependent on the existence of significant and growing interest by people to attend disc golf tournaments as spectators. While the Company has been awarded an officially sanctioned Disc Golf Pro Tour Q series event for 2024 there is no guarantee the Company will continue to be awarded officially sanctioned professional events in future years. If the interest in disc golf were to stop growing or significantly decline, or if the Company is unsuccessful in developing popular professional or amateur golf tournaments, whether sanctioned or not, which draw spectators to the events, the profits of the Company could be significantly impacted.

***The Company's revenue is dependent upon the growth of and continued interest in pickleball.***

The Company also plans to develop a pickleball complex on the real property to provide further entertainment options.

Pickleball is a fast-growing sport in the United States, but the success of the Company will be dependent on the increased interest by people to play pickleball and to travel to different areas to play. If the interest in pickleball were to stop growing or significantly decline, the profits of the Company could be significantly impacted.

### Risks associated with food and beverage infrastructure rental.

The Company anticipates an additional source of revenue from rental of food truck infrastructure developed on the premises. The Company does not currently plan on having a restaurant or operating a food operation itself.

### Risk associated with providing an RV park.

The Company intends to construct an RV park on the premises to allow people to travel and park their RVs on the premises. The Company expects the RV Park to provide a core level of revenue underlying the operating budget of the Company. If the Company were to encounter permitting or zoning issues, construction cost overruns or delays, or the inability to build the RV Park for whatever reason, the Company's ability

to establish this core level of revenue would be negatively impacted. Should conditions change having an impact on tourism in the area generally or the demand for RV in the area specifically, this could adversely affect the Company's revenue and profitability. The physical presence of RVs on the property can bring forth added garbage and create unique risks by having overnight guests. Although precautions will be in place, it is possible that the business could incur liability by operating the RV park. If the Company incurs significant liability from the RV park, this could adversely affect its profitability and performance.

**_The Company does not own the real estate._**

The real estate is owned by the Medders Family Trust, U/A/D February 28, 2013, trustees James Hardy Medders and spouse. The fact that the property is leased may impact the Company's ability to obtain debt financing for the construction and may impact the Company's ability to sell the disc golf complex at its true fair market value (unless the potential purchaser is able to renegotiate a lease on favorable terms). To the extent that the Company needs to renegotiate the lease, the landlord could have significant leverage over the Company

3/15/24, 4 09 PM

United States, but the success of the Company will be dependent on the increased interest by people to play pickleball and to travel to different areas to play. If the interest in pickleball were to stop growing or significantly decline, the profits of the Company could be significantly impacted.

### *Risks associated with food and beverage infrastructure rental.*

The Company anticipates an additional source of revenue from rental of food truck infrastructure developed on the premises. The Company does not currently plan on having a restaurant or operating a food operation itself.

### *Risk associated with providing an RV park.*

The Company intends to construct an RV park on the premises to allow people to travel and park their RVs on the premises. The Company expects the RV Park to provide a core level of revenue underlying the operating budget of the Company. If the Company were to encounter permitting or zoning issues, construction cost overruns or delays, or the inability to build the RV Park for whatever reason, the Company's ability

as the disc golf course cannot be physically relocated to another location. The Company does, however, have a purchase option to acquire the real estate from the landlord.

## Disclosures

The Company Form C filing can be found here.

Vicinity will be compensated upon a successful raise at 6% of the total amount raised, plus securities in the same form offered to the public equal to 2% of the total number of securities sold in the offering.

There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from the Company to investors that will be withheld from the payments to investors.

**EXHIBIT E**

REVIEWED FINANCIALS

**DDGC LLC**

**REVIEWED FINANCIAL STATEMENTS**

**YEAR ENDED DECEMBER 31, 2023**

**DDGC LLC**

TABLE OF CONTENTS

_____

| | PAGE |
|---|---|
| **INDEPENDENT ACCOUNTANT'S REVIEW REPORT** | 1 |
| **FINANCIAL STATEMENTS** | |
| Balance Sheet | 2 |
| Statement of Income | 3 |
| Statement of Changes in Members' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-9 |



# Phillips CPAs and Advisors

Independent Accountant's Review Report

To the Members
DDGC LLC
Seneca, South Carolina

We have reviewed the accompanying financial statements of DDGC LLC (a Partnership) which comprise the balance sheet as of December 31, 2023 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of DDGC LLC and meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Phillips CPAs and Advisors*

Greenville, South Carolina
February 28, 2024

www.phillipscpafirm.com          info@phillipscpafirm.com

201 Lavinia Ave                                                                          Members
Greenville, South Carolina 29601                              American Institute of Certified Public Accountants
Phone: (864) 236-1380                              1          S.C. Association of Certified Public Accountants

# DGC, LLC
# D

## BALANCE SHEET
## DECEMBER 31, 2023 AND 2022

| ASSETS | 2023 | 2022 |
|---|---|---|
| **Current Assets** | | |
| Cash - bank | $ 67 | $ 11,527 |
| Net Credit - payment platforms | 492 | 1,111 |
| Total Current Assets | 559 | 12,638 |
| | | |
| **Other Assets** | | |
| Property and equipment, net | 172,807 | 60,400 |
| Loan to member | 24,600 | 4,100 |
| Right-of-use asset, net | 451,750 | 451,750 |
| Total Other Assets | 649,157 | 516,250 |
| | | |
| **Total Assets** | $ 649,716 | $ 528,888 |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Current Liabilities** | | |
| Design fees due to member | $ 50,000 | $ 12,500 |
| Current portion of lease liability | 32,382 | - |
| Total Current Liabilities | 82,382 | 12,500 |
| | | |
| **Long-term Liabilities** | | |
| Deferred revenue | 29,125 | 22,500 |
| Lease liability | 419,368 | 451,750 |
| Loan from member | 2,150 | - |
| Total Long Term Liabilities | 450,643 | 474,250 |
| | | |
| Total Liabilities | 533,025 | 486,750 |
| | | |
| Members' Equity | 116,691 | 42,138 |
| | | |
| **Total Liabilities and Members' Equity** | $ 649,716 | $ 528,888 |

# DGC, LLC
## D

## STATEMENT OF INCOME
## YEARS ENDED DECEMBER 31, 2023 AND 2022

|  | 2023 | 2022 |
|---|---|---|
| Earned Revenue | $ 78,866 | $ 7,034 |
| Cost of Earned Revenue | 73,490 | - |
| Gross Profit | 5,376 | 7,034 |
| General and Administrative Expenses | 30,823 | 14,996 |
| Income from Operations | (25,447) | (7,962) |
| Other Income (Expense) | - | - |
| Net Income | $ (25,447) | $ (7,962) |

# DGC, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
### YEARS ENDED DECEMBER 31, 2023 AND 2022

| | Member's Equity | Retained Earnings | Total Members' Equity |
|---|---|---|---|
| Balance, December 31, 2021 | $ - | $ - | $ - |
| Net income | - | (7,962) | (7,962) |
| Contributions | 50,100 | - | 50,100 |
| Balance, December 31, 2022 | 50,100 | (7,962) | 42,138 |
| Net income | - | (25,447) | (25,447) |
| Contributions | 100,000 | - | 100,000 |
| Balance, December 31, 2023 | $ 150,100 | $ (33,409) | $ 116,691 |

**DGC, LLC**
**D**

**STATEMENT OF CASH FLOWS**
**YEARS ENDED DECEMBER 31, 2023 AND 2022**

| | 2023 | 2022 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Operating income | $ (25,447) | $ (7,962) |
| Adjustments to reconcile operating income | | |
| to net cash provided by operating activities | | |
| Depreciation | 3,466 | - |
| Increase (decrease) in deferred revenue | 5,625 | 22,500 |
| **Net cash provided by (used in) operating activities** | (16,356) | 14,538 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | (77,373) | (47,900) |
| Loan to member | (20,500) | (4,100) |
| **Net cash (used in) investing activities** | (97,873) | (52,000) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Investment by members | 100,000 | 50,100 |
| Loan from member | 2,150 | - |
| **Net cash provided by financing activities** | 102,150 | 50,100 |
| | | |
| **NET INCREASE (DECREASE) IN CASH** | (12,079) | 12,638 |
| | | |
| **CASH AND CASH EQUIVALENTS, beginning of year** | 12,638 | - |
| | | |
| **CASH AND CASH EQUIVALENTS, end of year** | $ 559 | $ 12,638 |
| | | |
| **Non-cash investing and financing activities** | | |
| Finance right of use assets obtained in exchange for lease liabilities | $ - | $ 451,750 |

**DDGC LLC**

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2023**

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Description of Business

DDGC LLC, the "Company", is a limited liability company formed to develop an outdoor sports and entertainment complex, including disc golf courses, pickleball courts, and infrastructure to support food and beverage operations, on leased property in Oconee County, South Carolina. The Company also anticipates developing an RV park on the site.

The Company generates revenue through sales of sponsorships and memberships. The Company has also generated revenue from hosting a professional disc golf tournament sponsored by a local charity. Expected future sources of revenue include continued sales of sponsorships and memberships, hosting professional and amateur disc golf tournaments, ticket sales to tournament spectators, and rental of RV parking spaces.

### Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers credit balances in third party payment platforms that are readily convertible into cash to be cash equivalents.

### Revenue Recognition

*Revenue from Exchange Transactions:* The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Update (ASU) 2014-09, *Revenue from Contracts with Customers*, as amended. ASU 2014-09 applies to exchange transactions with customers that are bound by contracts or similar arrangements and establishes a performance obligation approach to revenue recognition. The Company records revenue as follows:

*Membership Dues*

Membership dues are recognized ratably over the period of membership. The term of membership is typically one year for disc golf and monthly for pickleball. Unearned membership revenue is reflected as deferred revenue on the balance sheet.

*Sponsorships*

Sponsorship fees are earned in exchange for marketing exposure. Revenue is recognized on tournament sponsorships at the time the tournament is held. Amounts received in advance of the tournament are recorded as deferred revenue until the time of the event. Revenue for course and complex sponsorships are recognized over

the life of the sponsorship contract. Unearned sponsorship revenue is reflected as deferred revenue on the balance sheet.

*Playing fees and Ticket sales*

Playing fees and ticket sales are reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for providing services to the participants. Performance obligations are generally for providing a service at a point in time. Playing fee revenue is collected and recognized at the time the player utilizes the course. Ticket sales revenue is recognized when the tournament is held. Unearned fees are reflected as deferred revenue on the balance sheet.

Leases

The Company reports lease agreements in accordance with Accounting Standards Update (ASU) 2016-02, *Leases*. This standard requires balance sheet recognition of lease agreements with terms exceeding 12 months and disclosure of significant terms of the lease. The Company entered into a lease agreement with a member of the Company that conveys to the Company the right to control the use of approximately 90 acres of land for 20 years in exchange for consideration. The lease liability is stated at the present value of the unpaid lease payments. The right-of-use asset is stated at the initial lease liability less amortization on the asset.

Property and Equipment

Property and equipment, including substantial improvements to existing assets, is stated at cost, net of accumulated depreciation.  Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets (10 to 15 years).

For 2023, significant expenditures for property and equipment consist of direct payments to providers of land clearing and other related activities.  Additional development costs include golf course design and associated construction services.  The expenditures are recorded as Construction in Progress.

A member has provided design services for a disc golf course for $50,000. The $50,000 design fee owed the member is reflected on the balance sheet in current liabilities.

Income Taxes

The Company elected to be taxed as a partnership for federal income tax purposes.  Under this election, the Company's income, deductions, and credits are reported by members on their individual income tax returns. Accordingly, the Company is generally not responsible for paying income taxes, thus no liability or provision for taxes has been recorded in the financial statements.

## NOTE 2 – PROPERTY AND EQUIPMENT

The Company's property and equipment consists of the following at December 31, 2023:

| | | |
|---|---|---:|
| Construction in Progress | $ | 121,464 |
| Leasehold Improvements | | 20,000 |
| Equipment | | 34,809 |
| | | 176,273 |
| Less: accumulated depreciation | | (3,466) |
| | $ | 172,807 |

## NOTE 3 – LEASES

The Company entered into a lease agreement in 2022 with a member of the Company that conveys to the Company the right to control the use of approximately 90 acres of land for 20 years in exchange for consideration.

Future payments due under the lease obligation are as follows:

| | | |
|---|---|---|
| 2024 | $ | 32,382 |
| 2025 | | 33,030 |
| 2026 | | 33,691 |
| 2027 | | 34,365 |
| 2028 | | 35,052 |
| Thereafter | | 524,864 |
| Total lease payments | | 693,384 |
| Less: amounts representing interest | | 241,634 |
| Present value of lease liabilities | $ | 451,750 |

## NOTE 4 – RELATED PARTY TRANSACTIONS

As described in Note 1, the Company leases land from a member. The member elected to forgo lease payments for the initial two years of the lease in exchange for an additional profits interest above the cash investment made by the member. The profits interest includes a $50,000 value placed on the lease abatement for purposes of determining payouts of any future liquidation distributions among members.

A member has provided design services to the Company for two golf courses in exchange for an initial profits interest. The profits interest includes a $100,000 value attributed to the design services for purposes of determining payouts of any future liquidation distributions among members. The Company considers the design phase of the courses substantially complete.

During 2023 the Company accepted land clearing services in exchange for a profits interest to a new member. The profits interest includes a $50,000 value attributed to the land clearing services for purposes of determining payouts of any future liquidation distributions among members.

The Company has loaned a member $24,600 under a demand note.  At this time the Company does not expect to collect the note during the subsequent year and therefore the balance is reflected in other assets.
A member loaned the company $2,150 during 2023.  The amount is reflected in long-term liabilities.

The Company rents an off-road utility vehicle from a member on a month-to-month basis.

## NOTE 5 – SUBSEQUENT EVENTS

The Company has entered into an agreement with a crowdfunding service to complete a capital raise during 2024.

Subsequent events have been evaluated through the date of the review report, which is the date the financial statements were available to be issued.